UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
4 February 2025
Commission File Number 1-10691
DIAGEO plc
(Translation of registrant’s name into English)
16 Great Marlborough Street, London W1F 7HS, England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on
Form F-3 (File No. 333-269929) and registration statements on Form S-8 (File Nos. 333-223071, 333-206290, 333-169934,
333-162490, 333-153481, and 333-182315) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION
Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.
PRESENTATION OF FINANCIAL INFORMATION
The unaudited condensed consolidated interim financial statements starting on page F-1 have been prepared in accordance with
UK adopted International Accounting Standard 34 ‘Interim Financial Reporting’, IAS 34 ‘Interim Financial Reporting’ as
issued by the International Accounting Standards Board (‘IASB’) and The Disclosure Guidance and Transparency Rules
sourcebook of the UK’s Financial Conduct Authority. These financial statements should be read in conjunction with the company’s published consolidated financial statements for the year ended 30 June 2024, which were prepared in accordance with IFRS® Accounting Standards adopted by the UK and IFRS Accounting Standards issued by IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS Accounting Standards as adopted by the UK differs in certain respects from IFRS Accounting Standards as issued by the IASB, but the differences have no impact on the group’s consolidated financial statements for the periods presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise.
In preparing these condensed consolidated interim financial statements, the significant judgements made by management when applying the group’s accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2024, with the exception of changes in estimates disclosed in note 3 Exceptional items and note 12 Contingent liabilities and legal proceedings. These condensed consolidated interim financial statements were approved for issue on 3 February 2025.
The financial statements for Diageo plc for the year ending 30 June 2025 will be prepared in accordance with IFRS Accounting
Standards as adopted by the UK and IFRS Accounting Standards as issued by the IASB, including interpretations issued by the
IFRS Interpretations Committee.
The business review and financial information included in this document for the six months ended 31 December 2024 and 31
December 2023 have been derived from the Diageo interim condensed consolidated financial information.

The principal executive office of the company is located at 16 Great Marlborough Street, London W1F 7HS, England and its
telephone number is +44 (0) 20 7947 9100.

MARKET DATA
The market data and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

Cautionary statement concerning forward-looking statements
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as “’will”, “anticipates”,
“should”, “could”, “would”, “targets”, “aims”, “may”, “expects”, “intends” or similar expressions or statements. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including the statements set forth in the 'Implications of US Tariff implementation', 'Fiscal 25 outlook' and any other statements with respect to trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, anticipated productivity savings, expected investments, expected inventory levels, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, impact of tariffs, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-
looking statements, including factors that are outside Diageo's control.
These factors include, but are not limited to: (i) economic, political, social or other developments in countries and markets in which Diageo operates, including geopolitical instability as a result of Russia’s invasion of Ukraine and the conflict in the
Middle East and macroeconomic events that may affect Diageo’s customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends
(including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or non-
alcoholic products and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix)
the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation; (x) Diageo’s ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) loss, operational disruptions to or closure of a production site, office or other key facility due to unforeseen or catastrophic events or otherwise; (xiii) contamination, counterfeiting or other circumstances that raise consumer concerns and could harm the level of customer support for Diageo’s brands and adversely impact its sales; (xiv) Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xv) fluctuations in exchange rates and/or interest rates; (xvi) Diageo’s ability to successfully execute its strategic business transformation projects; (xvii) Diageo’s ability to derive the expected benefits from its business strategies, including
Diageo’s investments in e-commerce and its luxury portfolio; (xviii) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that compete with Diageo’s products and consolidations by competitors and retailers; (xix) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xx) movements in the value of the assets and liabilities related to Diageo’s pension plans; (xxi) Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xxii)
any failure by Diageo to protect its intellectual property rights.
All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above cautionary factors, by the ‘Risk Factors’ section immediately preceding those and by the ‘Risk Factors’ included in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2024 filed with the US
Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.
This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2025.

CAPITALISATION AND INDEBTEDNESS
The following table sets out on an IFRS basis the unaudited capitalisation and indebtedness and the unaudited cash and cash equivalents of Diageo as at 31 December 2024.

31 December 2024
$ million
Indebtedness
Short-term borrowings and bank overdrafts	2,496
Long-term borrowings	19,224
Lease liabilities	623
Total indebtedness	22,343
Capitalisation
Share capital	887
Share premium	1,703
Capital redemption reserve	4,082
Hedging and exchange reserve	(4,546)
Own shares	(2,231)
Other retained earnings	10,389
Equity attributable to the equity shareholders of the parent company	10,284
Non-controlling interests	2,121
Total equity	12,405
Total capitalisation and indebtedness	34,748
Cash and cash equivalents	1,656
Notes
(1)At 31 December 2024, 2,432 million ordinary shares of 28 101/108 pence each were issued, all of which were fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares.
(2)There have been no material changes to performance guarantees or indemnities in respect of liabilities of third parties from those reported in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2024.
(3)At 31 December 2024, none of the group’s net borrowings were secured on assets of the group.
(4)An interim dividend of 40.50 cents per share will be paid to holders of ordinary shares and ADRs on the register as of 1
March 2025.
(5)Other than those disclosed above, there has been no material change since 31 December 2024 in the group’s net borrowings, performance guarantees, indemnities and capitalisation.

BUSINESS REVIEW
INFORMATION PRESENTED
Diageo is one of the world’s leading premium drinks businesses and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate globally across spirits and beer.
The following discussion is based on Diageo’s results for the six months ended 31 December 2024 compared with the six months ended 31 December 2023.
This section contains certain non-GAAP measures, including organic movements, growth on a constant basis, organic growth excluding Travel Retail and Guinness, free cash flow, return on average invested capital, adjusted net borrowings to adjusted
EBITDA and tax rate before exceptional items. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein. Organic movements and organic operating profit presented in this section are before exceptional items. Share, unless otherwise stated, refers to value share. See
‘Definitions and reconciliations of non-GAAP measures to GAAP measures’ for an explanation of non-GAAP measures on pages 38 to 47.

OPERATING RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 COMPARED WITH THE SIX
MONTHS ENDED 31 DECEMBER 2023
Financial highlights
◦Reported net sales of $10.9 billion declined 0.6% due to unfavourable foreign exchange, partially offset by an increase in organic net sales.
◦Organic net sales returned to growth and increased $101 million or 1.0%, driven by positive price/mix of 1.2pps, partially offset by a 0.2% volume decline.
◦Reported operating profit declined 4.9% and reported operating profit margin declined 132 bps, primarily due to unfavourable foreign exchange and a decline in organic operating margin.
◦Organic operating profit declined by $42 million or 1.2%; organic operating margin declined 69 bps primarily due to continued investment primarily in overheads, partially offset by reduced marketing spend and positive gross margin expansion.
◦Diageo grew or held total market share in 65%(1) of total net sales value in measured markets, including in the US.
◦EPS pre-exceptionals declined 9.6% to 97.7 cents largely due to a significantly lower Moët Hennessy contribution and unfavourable foreign exchange.
◦Net cash flow from operating activities increased by $0.2 billion to $2.3 billion. Free cash flow increased by $0.1 billion to
$1.7 billion.
◦Medium-term guidance has been removed due to the current macroeconomic and geopolitical uncertainty in many of our key markets impacting the pace of recovery. We remain confident of favourable industry fundamentals and our ability to outperform. Instead in the interim, we will provide more regular near term guidance.
◦Declared interim dividend of 40.5 cents.
◦Leverage ratio of 3.1x (net debt to EBITDA) as at 31 December 2024.
(1) Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, State
Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps and the descriptions applied of gaining, holding or losing share by the Company or brands are based on estimated performance within that tolerance. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 89% of total
Diageo net sales value for the six months ended 31 December 2024.
RECENT TRENDS
Debra Crew, Chief Executive of Diageo, commenting on the six months ended 31 December 2024 said:
Our fiscal 25 first half results marked a return to growth, delivering organic net sales growth of 1% despite a challenging industry backdrop as consumers continue to navigate through inflationary pressures. Growth in four of our five regions was supported by market share gains. Notably, in North America, we outperformed the market with high quality share growth and positive organic net sales growth, driven by strong execution and momentum in Don Julio and Crown Royal. I’m also particularly proud of the performance of our iconic Guinness brand, which delivered double-digit growth for an eighth consecutive half, supported by brand building expertise, innovation and growing global momentum.
While the pace of recovery has been slower in several key markets, we remain confident of favourable long-term industry fundamentals and more importantly in our ability to outperform the market. Spirits remains an attractive sector with a long runway for growth, as we expect to continue to gain share within Total Beverage Alcohol (TBA). Additionally, our investments in digital capabilities, supply chain, and our transformational route-to-market changes will all be supportive in driving long term sustainable growth, and I am pleased that we are already seeing early benefits from changes in our US route-to-market transformation. Diageo has anticipated and planned for a number of potential scenarios regarding tariffs in recent months. The confirmation at the weekend of the implementation of tariffs in the US, whilst anticipated, could very well impact this building momentum. It also adds further complexity in our ability to provide updated forward guidance given this is a new and dynamic situation. We are taking a number of actions to mitigate the impact and disruption to our business that tariffs may cause, and we will also continue to engage with the US administration on the broader impact that this will have on everyone supporting the
US hospitality industry, including consumers, employees, distributors, restaurants, bars and other retail outlets.
Finally, on behalf of the Board, and personally, I would like to thank Javier Ferrán for the enormous contribution he has made as Chair at Diageo. His dedication and stewardship have left the company in a strong position for high-quality future growth. I would also like to welcome Sir John Manzoni as his successor. I am certain that the experience he brings as new Chair will be invaluable.
See pages 38-47 for an explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, eps before exceptional items, adjusted net debt, adjusted EBITDA and tax rate before exceptional items. Unless otherwise stated, movements in results are for the six months ended 31 December 2024 compared to the six months ended 31 December 2023.

Summary financial information		F25 H1	F24 H1	Organic growth %	Reported growth %
Volume	EUm	122.8	124.6	—	(1)
Net sales	$ million	10,901	10,962	1	(1)
Marketing	$ million	1,896	1,952	(2)	(3)
Operating profit before exceptional items	$ million	3,372	3,510	(1)	(4)
Exceptional operating items(1)	$ million	(217)	(193)
Operating profit	$ million	3,155	3,317		(5)
Share of after tax results of associates and joint ventures	$ million	115	253		(55)
Non-operating exceptional items(1)	$ million	(54)	(60)
Net finance charges	$ million	(442)	(431)
Exceptional taxation credit(1)	$ million	32	42
Tax rate including exceptional items	%	25.2	23.9		5
Tax rate before exceptional items	%	24.0	23.4		3
Profit attributable to parent company’s shareholders	$ million	1,935	2,210		(12)
Basic earnings per share	cents	87.1	98.6		(12)
Basic earnings per share before exceptional items	cents	97.7	108.1		(10)
Interim dividend	cents	40.50	40.50		—
(1)  For further details on exceptional items see pages 16 and F-11-F-13.
Implications of US Tariff implementation
On Saturday 1 February 2025 President Trump in one of three separate Executive Orders announced the implementation of
25% tariffs on goods imported into the US from Canada and Mexico. These tariffs, applicable from 4 February 2025, would apply to our products made in Canada and Mexico in transit after midnight 1 February 2025. Separately, both the Prime
Minister of Canada and President of Mexico have stated that they would impose retaliatory tariffs on US products. The US
Executive Orders further stated that should any reactive tariffs be imposed by such nations, this would, in turn, attract further retaliatory tariffs. On Monday 3 February 2025, President Trump and President Claudia Sheinbaum confirmed an immediate pause on the anticipated Mexican tariffs for a 1-month period to allow for further negotiations.
Diageo starts from a position of strength with a broad global portfolio across categories and geographies, and has demonstrated agility in navigating tariffs on input costs in the past. However, in the US, our largest market, the products which would be impacted by the tariffs would mainly be our tequila portfolio, which given geographic origin requirements must be made in
Mexico, and also Canadian whisky.
We have undertaken considerable contingency planning over the last few months focused on what we can control. Given our extensive supply chain and broad and advantaged portfolio, there are a number of possible actions to help mitigate the potential impact including pricing and promotion management, inventory management, supply chain optimisation and re-allocation of investments. Some of these actions can be implemented rapidly and others will take time. We will continue to be agile and respond with speed as key details are confirmed. Announcement of these tariffs and the potential for further developments increases the complexity in providing updated guidance given this evolving situation. In particular, while we are encouraged by the momentum built in H1, building on this may be more challenging as we work through the disruption from these developments. When we can more accurately assess the impact on future financial performance we will update as required and appropriate.

Fiscal 25 outlook
Organic net sales growth
In the second half of fiscal 25, before the impact of the tariffs, we would have expected to build on the momentum seen in the first half and would have expected to deliver a sequential improvement in organic net sales growth compared with the first half of fiscal 25. The confirmation at the weekend of the implementation of tariffs in the US could however impact this building momentum. We still expect to continue to deliver strong market share performance.
Organic operating profit growth
Before taking into consideration the potential impact of tariffs we had expected a slight decline in organic operating profit in the second half of fiscal 25 compared with the prior year, broadly in line with the decline in the first half, reflecting higher staff costs (given lower incentive comparatives in the same period last year), and continued strategic investments including in digital and US route-to-market. Clearly the implementation of tariffs could further impact this and when we can more accurately assess the impact we will update as appropriate.
Taxation
We expect the tax rate before exceptional items for fiscal 25 to be in the region of 24%.
Effective interest rate
Given current market conditions and our debt maturity profile, we expect the effective interest rate for the full year fiscal 25 to be broadly flat year on year with fiscal 24, which was 4.3%.
Capital expenditure
In fiscal 25, we expect capital expenditure for the full year to be towards the upper end of the previously guided range of
$1.3-1.5 billion.
Leverage
We expect leverage at the end of fiscal 25 to remain above the target leverage range of 2.5-3.0x (net debt to EBITDA), and ahead of leverage at the end of the first half of fiscal 25.
Foreign exchange guidance
We are not providing specific guidance in relation to foreign exchange for fiscal 25. However, using the hedged rates we already have in place and for all other exposures, the spot exchange rates at 31 December 2024 including $1=£0.80 and
$1=€0.96 and applying them to a representative income statement profile for fiscal 25, for the full fiscal year, we would see a negative impact on net sales of approximately $250 million and for operating profit we would see a negative exchange impact of approximately $200 million. The above spot rates, currency hedges and assumptions reflect a point in time. Thus, it is reasonable to expect spot rates to fluctuate, especially emerging markets currencies.
Company updates
In the first half of fiscal 25, Diageo completed the sale of its majority shareholding in Guinness Nigeria PLC, and on 28 January
2025 Diageo announced its agreement to sell its shareholding in Guinness Ghana Breweries PLC. The Africa region is now managed through two strategic markets, East Africa (unchanged) and South, West and Central Africa (SWC) which was previously managed as separate markets, being Nigeria, Africa Regional Markets and South Africa.
In the first half of fiscal 25, Diageo completed the sale of Safari, a fruit flavoured liqueur brand, and the sale of Pampero.
On 23 January 2025, Diageo completed the sale of Cacique rum.
On 24 September 2024, Diageo acquired the remaining share capital of Ritual Beverage Company LLC (owner of Ritual Zero
Proof non-alcoholic spirits brand) that it did not already own.
Sir John Manzoni will be appointed as Board Chair and Chair of the Nomination Committee on 5 February 2025, when Javier
Ferrán will step down and retire from the Board.

Notes to the business and financial review
Unless otherwise stated:
–movements in results are for the six months ended 31 December 2024 compared to the six months ended 31 December
2023;
–commentary below refers to organic movements unless stated as reported;
–volume is in millions of equivalent units (EUm);
–net sales are sales after deducting excise duties;
–percentage movements are organic movements unless stated as reported;
–growth is organic net sales movement;
–price/mix is in percentage points (pps); and
–market share refers to value share, except for India which is volume share.
See pages 38-39 for an explanation of the calculation and use of non-GAAP measures.

Financial information
Net sales ($ million)
Reported net sales declined 0.6%
Organic net sales grew 1.0%
Reported net sales declined 0.6% due to unfavourable foreign exchange and a negative impact from acquisitions and disposals, partially offset by organic net sales growth and a positive hyperinflation adjustment.
Organic net sales grew 1.0% Positive price/mix of 1.2pps was partially offset by a 0.2% decline in volume.
Organic change

                        (i
                        (i
(1)Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(2)See pages F-14 and 39-42 for details on hyperinflation adjustments.
(3)  Reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.

Operating profit ($ million)
Reported operating profit declined 4.9%
Organic operating profit declined 1.2%
Reported operating profit declined 4.9%, primarily due to unfavourable foreign exchange and a decline in organic operating profit.
Organic operating profit declined 1.2%, primarily due to increased staff costs (incentives and wage cost inflation) and continued investments in strategic capabilities, partially offset by reduced marketing spend and improvements in gross profit.
(1)For further details on exceptional items see pages 16 and F-11-F-13.
(2)Fair value remeasurements. For further details see page 16.
(3)See pages F-14 and 39-42 for details on hyperinflation adjustments.
Operating margin (%)
Reported operating margin declined by 132bps
Organic operating margin declined by 69bps
Reported operating margin declined by 132bps, primarily due to unfavourable foreign exchange and a decline in organic operating margin.
Organic operating margin declined by 69bps, due to continued investment in the business, primarily in overheads particularly staff costs (incentives and wage cost inflation) and investments in strategic capabilities, partially offset by reduced marketing spend and positive gross margin.
                                                Organic change
                                                  (69)bps

(1)For further details on exceptional operating items see pages 16 and F-11-F-13.
(2)Fair value remeasurements and hyperinflation adjustments. For further details on fair value remeasurements see page 16.  See pages  F-14 and 39-42 for details on hyperinflation adjustments.

Basic earnings per share (cents)
Basic eps decreased 11.7% from 98.6 cents to 87.1 cents
Basic eps before exceptional items(1) decreased 9.6% from 108.1 cents to 97.7 cents
Basic eps decreased 11.5 cents, mainly driven by a significantly lower Moët Hennessy contribution, unfavourable foreign exchange and lower organic operating profit, partially offset by lower tax and the positive impact of prior year share buybacks.
Basic eps before exceptional items decreased 10.4 cents.
(i(
(1)See page 38-39 for an explanation of the calculation and use of non-GAAP measures.
(2)For further details on exceptional items see pages 16 and F-11-F-13.
(3)Includes finance charges net of tax.
(4)  Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments.
(5)Excludes tax related to acquisitions, disposals and share buybacks.
(6)Fair value remeasurements. For further details see page 16.
(7) Operating profit hyperinflation adjustments movement was $8 million compared to the first half of fiscal 24 (F25 H1 - $(28) million; F24 H1 - $(36)
million).
Net cash from operating activities and free cash flow(1) ($ million)
Generated $2,325 million net cash from operating activities(2) and $1,696 million free cash flow
Net cash from operating activities was $2,325 million, an increase of $179 million compared to the first half of fiscal 24. Free cash flow grew by $125 million to $1,696 million.
Free cash flow growth was driven by strong working capital management with higher creditors and lower maturing stock movement year on year, partially offset by unfavourable foreign exchange. The increase in capital expenditure (capex) reflected the plans previously communicated to invest in the business for long-term sustainable growth.
(1)Definition of free cash flow has been redefined, see more details on page 44-45.
(2) Net cash from operating activities excludes net capex (F25 H1 – $(629) million; F24 H1 – $(575) million).
(3)Exchange on operating profit before exceptional items.
(4)Operating profit excludes exchange, depreciation and amortisation, post-employment charges of $5 million and other non-cash items.
(5)Working capital movement includes maturing inventory.
(6)Other items include dividends received from associates and joint ventures and other investments and post-employment payments.

Additional financial information
Six months ended 31 December 2024

	Reported 31 December 2023	Exceptional operating items (c)	Exchange (a)	Acquisitions and disposals (b)	Organic move- ment(1)	Fair value remeasure- ment (d)	Reclassifi- cation(2)	Hyper- inflation(1)	Reported 31 December 2024
Key financials - certain line items	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	15,181	—	(191)	(48)	207	—	—	27	15,176
Excise duties	(4,219)	—	56	13	(106)	—	(31)	12	(4,275)
Net sales	10,962	—	(135)	(35)	101	—	(31)	39	10,901
Cost of sales	(4,241)	6	10	52	(18)	27	31	(30)	(4,163)
Gross profit	6,721	6	(125)	17	83	27	—	9	6,738
Marketing	(1,952)	—	13	10	37	—	—	(4)	(1,896)
Other operating items	(1,452)	(30)	(21)	(2)	(162)	(23)	—	3	(1,687)
Operating profit	3,317	(24)	(133)	25	(42)	4	—	8	3,155

Other line items:
Non-operating items	(60)								(54)
Taxation (e)	(737)								(699)
(1)For the definition of organic movement and hyperinflation, see pages 38-39.
(2)Reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.
(i)Reported figures in the table above have been extracted from the condensed consolidated income statement for the six months ended 31 December 2023 and
31 December 2024.

(a) Exchange
The impact of movements in exchange rates on reported figures for operating profit was principally due to the weakening of the
Mexican peso, the Nigerian naira and the Turkish lira, partially offset by the strengthening of the Kenyan shilling against the US dollar.
The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the six months ended 31 December 2024 is set out in the table below.

		Gains/(losses)
		$ million
Translation impact		(22)
Transaction impact		(111)
Operating profit before exceptional items		(133)
Net finance charges – translation impact		32
Net finance charges – transaction impact		(32)
Net finance charges		—
Profit before exceptional items and taxation		(133)

	Six months ended 31 December 2024	Six months ended 31 December 2023
Exchange rates
Translation $1 =	£0.78	£0.80
Transaction $1 =	£0.81	£0.79
Translation $1 =	€0.92	€0.92
(b) Acquisitions and disposals
The acquisitions and disposals movement in the six months ended 31 December 2024 was primarily attributable to the disposal of the Windsor business and the disposal of Guinness Nigeria PLC.
See pages 18, 38-43 and F-18-F-19 for further details.
(c) Exceptional items
In the six months ended 31 December 2024, exceptional operating items were a loss of $217 million (2023 – a loss of $193 million), driven by a charge of $145 million in respect of the completion of the transformation of its distribution model in France as the company agreed with LVMH Moët Hennessy – Louis Vuitton SA (LVMH) to exit from their joint operation and to terminate the existing distribution agreements for Diageo brands and a charge of $72 million in respect of the supply chain agility programme.
In the six months ended 31 December 2024, exceptional non-operating items were a loss of $54 million (2023 – a loss of $60 million), mainly driven by a $114 million loss in respect of Diageo's sale of its shareholding in Guinness Nigeria PLC to Tolaram, partially offset by the exceptional gains accounted for in respect of the disposals of the Pampero and Safari brands, $53 million and $15 million, respectively.
See pages F-11-F-13 for further details.
(d) Fair value remeasurement
There was no adjustment to cost of sales related to the elimination of fair value changes for biological assets in respect of growing agave plants for the six months ended 31 December 2024 (2023 – $27 million loss). There were no adjustments to marketing and other operating expenses related to the elimination of fair value changes to contingent consideration liabilities and earn-out arrangements in respect of prior year acquisitions for the six months ended 31 December 2024 (2023 – $23 million gain).

(e) Taxation
The reported tax rate for the six months ended 31 December 2024 was 25.2% compared with 23.9% for the six months ended 31
December 2023.
For the six months ended 31 December 2024, income tax expense was recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period in line with the relevant accounting standard.
Included in the tax charge of $699 million in the six months ended 31 December 2024 is a net exceptional tax credit of $32 million, including an exceptional tax credit of $36 million in respect of Diageo's agreement with LVMH on the termination of their joint operation in France and an $8 million tax credit in relation to the supply chain agility program, offset partly by a
$1 million tax charge in respect of Diageo's sale of its shareholding in Guinness Nigeria PLC, a tax charge of $7 million in respect of the disposal of the Pampero brand and a tax charge of $4 million in relation to the disposal of the Safari brand.
The tax rate before exceptional items for the six months ended 31 December 2024 was 24.0% compared with 23.4% for the six months ended 31 December 2023.
We expect the tax rate before exceptional items for the year ending 30 June 2025 to be in the region of 24%.
(f) Dividend
The group aims to maximise its return of capital to shareholders each year. The decision in respect of the dividend is made with reference to the dividend policy for the respective period that includes dividend cover, as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8 - 2.2 times. For the year ended 30 June 2024, dividend cover was 1.7 times. The group will keep future returns of capital, including dividends, under review through the year ending 30 June 2025, to ensure Diageo’s capital is allocated in the best way to maximise value for the business and its stakeholders.
An interim dividend of 40.50 cents per share (2023 – 40.50 cents per share) will be paid to holders of ordinary shares and US
ADRs on register as of 28 February 2025. The ex-dividend date is 27 February 2025 for holders of ordinary shares and
28 February 2025 for holders of US ADRs. The interim dividend will be paid to holders of ordinary shares and US ADRs on
24 April 2025. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 21 March 2025. The dividend per share in pence to be paid to ordinary shareholders will be announced on 9 April 2025 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three days preceding the sterling equivalent announcement of the interim dividend. A dividend reinvestment plan is available to holders of ordinary shares in respect of the interim dividend and the plan notice date is 21 March
2025.

Movements in net borrowings

	2024	2023
	$ million	$ million
Net borrowings at 30 June	(21,017)	(19,582)
Free cash flow (1)	1,696	1,571
Movements in loans and other investments	(43)	(109)
Acquisitions (2)	(29)	(3)
Investment in associates (2)	(47)	(51)
Sale of businesses and brands (3)	116	18
Share buyback programme	—	(480)
Net sale of own shares for share schemes	3	5
Purchase of treasury shares in respect of subsidiaries	(4)	—
Dividend paid to non-controlling interests	(74)	(71)
Net movements in bonds (4)	948	558
Net movements in other borrowings (5)	(573)	(331)
Equity dividend paid	(1,399)	(1,348)
Net increase/(decrease) in cash and cash equivalents	594	(241)
Net increase in bonds and other borrowings	(375)	(227)
Exchange differences (6)	111	(399)
Other non-cash items	11	(34)
Net borrowings at 31 December	(20,676)	(20,483)
(1) See page 44-45 for the analysis of free cash flow.
(2) On 24 September 2024, Diageo completed the acquisition of, and paid $23 million, net of cash acquired, for, the remaining issued share capital of Ritual Beverage Company LLC (owner of Ritual Zero Proof non-alcoholic spirits brand), that it did not already own. In the six months ended 31 December 2023, Diageo paid $3 million in respect of prior year acquisitions.
In the six months ended 31 December 2024 and the six months ended 31 December 2023, investment in associates included additional investments in a number of Distill Ventures associates.
(3) In the six months ended 31 December 2024, sale of businesses and brands included the disposal of Guinness Nigeria PLC for a net cash consideration, net of disposal costs, of $55 million, the disposal of the Pampero brand for a net cash consideration, net of disposal costs, of $56 million and the disposal of the Safari brand for a net cash consideration, net of disposal costs, of $16 million. In the six months ended 31 December 2023, sale of businesses and brands included a net cash consideration of $17 million for the disposal of Windsor Global Co., Ltd.
(4) See page 36-37 for the analysis of net movements in bonds.
(5) In the six months ended 31 December 2024, the net movements in other borrowings principally arose from the $479 million repayment of commercial papers and $49 million repayment of lease liabilities. In the six months ended 31 December 2023, the net movements in other borrowings principally arose from the decrease in commercial paper, collateral and bank loan balances, cash outflows of foreign currency swaps and forwards, and repayment of lease liabilities.
(6) In the six months ended 31 December 2024, exchange gains arising on net borrowings of $111 million were primarily driven by favourable exchange movements on sterling and euro denominated borrowings and unfavourable movements on cash and cash equivalents and on foreign currency swaps and forwards. In the six months ended 31 December 2023, exchange losses arising on net borrowings of $399 million were primarily driven by unfavourable exchange movements on sterling and euro denominated borrowings and unfavourable exchange movements on cash and cash equivalents, foreign currency swaps and forwards, and interest rate instruments.

Movements in equity

	2024	2023
	$ million	$ million
Equity at 30 June	12,070	11,709
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana (1)	—	51
Adjusted equity at the beginning of the period	12,070	11,760
Profit for the period	2,075	2,342
Exchange adjustments (2)	(387)	(189)
Remeasurement of post-employment benefit plans net of taxation	(128)	(109)
Change in non-controlling interests from disposal of business (3)	11	—
Hyperinflation adjustments net of taxation (1)	132	192
Dividend declared to non-controlling interests	(52)	(53)
Equity dividend declared	(1,399)	(1,349)
Share buyback programme	—	(977)
Other reserve movements	83	107
Equity at 31 December	12,405	11,724
(1) See pages F-14 and 39-42 for details on hyperinflation adjustments.
(2) Exchange movements in the six months ended 31 December 2024 primarily arose from exchange losses driven by the
Mexican peso and sterling. Exchange movements in the six months ended 31 December 2023 primarily arose from exchange losses driven by the Turkish lira, sterling and Indian rupee.
(3) See page 16 for details of sale of businesses and brands.
Post-employment benefit plans
The net surplus of the group’s post-employment benefit plans decreased by $176 million from $717 million at 30 June 2024 to
$541 million at 31 December 2024. The decrease in net surplus was predominantly attributable to the adverse change in the market value of assets held by the post-employment benefit plans in the UK and the experience loss arising from the preliminary results of the triennial valuation of the UK post-employment schemes that was partially offset by the favourable change in the discount rate in the UK (from 5.1% to 5.5%).
Total cash contributions by the group to all post-employment benefit plans in the year ending 30 June 2025 are estimated to be approximately $55 million.

Analysis by reporting segments
The reported and organic movements for volume, net sales, marketing spend, operating profit and operating profit before exceptional items by reporting segments for the six months ended 31 December 2024 were as follows:

	Volume		Net sales		Marketing		Operating profit before exceptional items		Operating profit
Reported growth by region	%	EUm	%	$ million	%	$ million	%	$ million	%	$ million
North America	(3)	(0.9)	—	11	1	8	(5)	(94)	5	74
Europe	(2)	(0.7)	3	67	5	23	—	—	(22)	(172)
Asia Pacific	2	0.8	(4)	(96)	(14)	(58)	(6)	(44)	(9)	(62)
Latin America and Caribbean	(2)	(0.3)	(2)	(19)	(10)	(18)	6	18	5	16
Africa	(4)	(0.7)	(3)	(31)	(8)	(9)	28	36	28	36
Corporate	—	—	11	7	(13)	(2)	(37)	(54)	(37)	(54)
Diageo	(1)	(1.8)	(1)	(61)	(3)	(56)	(4)	(138)	(5)	(162)

	Volume		Net sales		Marketing		Operating profit before exceptional items
Organic growth by region	%	EUm	%	$ million	%	$ million	%	$ million
North America	(3)	(0.9)	—	10	1	4	(2)	(33)
Europe	(3)	(0.8)	1	18	1	5	—	(1)
Asia Pacific	3	1.0	(3)	(55)	(10)	(40)	(6)	(41)
Latin America and Caribbean	(2)	(0.3)	5	54	(1)	(1)	11	38
Africa	5	0.7	9	68	(3)	(3)	17	23
Corporate	—	—	10	6	(14)	(2)	(18)	(28)
Diageo	—	(0.3)	1	101	(2)	(37)	(1)	(42)
See page 38-39 for an explanation and reconciliation of non-GAAP measures.

North America
Continuing positive momentum seen through fiscal 24, with positive net sales growth and share gain of TBA in the first half of fiscal 25.
•Diageo NAM market share grew with a slight increase in net sales in the first half of fiscal 25, despite continued softness in the total US spirits industry over the same period. US consumers remained under pressure from cyclical macroeconomic factors including inflation, which, despite easing in recent months, remained elevated compared with historic levels. Share gains were primarily driven by the continued success of Don Julio and Crown Royal.
•Reported net sales were flat, in line with organic net sales.
•Organic net sales slightly increased, with flat net sales in US Spirits and Canada almost fully offsetting growth from Diageo
Beer Company (DBC USA).
•Price/mix grew 4pps, which offset volume decline.
•US Spirits net sales were flat, with price/mix growth of 4pps offset by volume decline. Overall depletion growth exceeded net sales growth, but was within one percentage point of shipment growth, with some variations across brands. Overall distributor inventory levels at the end of the first half of fiscal 25 remain appropriate for the current consumer environment and in line with historical levels.
•DBC USA net sales grew 5%, driven by strong growth in Guinness variants including Guinness Draught, Guinness Extra, and Guinness 0.0, and Captain Morgan Sliced innovation, partially offset by softer Smirnoff flavoured malt beverage volume.
•Organic operating profit and operating margin declined 2% and decreased 90 bps, respectively, primarily due to increased staff costs (incentives and wage cost inflation) and strategic investments including route-to-market transformation.
•Marketing investment increased 1%, and grew 6 bps as a percentage of net sales, given investment in the portfolio to drive growth.
US Spirits highlights(1):
•Tequila net sales grew 23% driven by Don Julio, in particular strong growth in Don Julio Reposado, partially offset by a decline in Casamigos. Don Julio net sales grew 62%, growing both spirits industry and tequila category share, driven by the brand's cultural relevance and successful targeted activation. Don Julio shipments grew ahead of depletions growth of 48%
as distributors replenished inventory to appropriate levels to accommodate strong consumer demand. Casamigos net sales declined 22% as a result of increased category competition driving lower demand.
•Crown Royal whisky net sales grew 3%, primarily due to continued strong consumer demand for our Crown Royal
Blackberry innovation, which was launched in the second half of fiscal 24. The success of this innovation underpinned spirits industry share growth in the Crown Royal brand.
•Vodka net sales declined 10%, due to increased competition in the category from ready-to-drink (RTD) formats and overall category weakness, including in Cîroc and Smirnoff, partially offset by performance in Ketel One.
•Johnnie Walker net sales declined 13%, due to scotch category weakness. The Johnnie Walker trademark gained share of the scotch category, led by Johnnie Walker Black Label and Johnnie Walker Red Label.
•Captain Morgan net sales declined 13%, due to rum category weakness. The primary Captain Morgan variant, Captain
Morgan Original Spiced, gained share of the rum category.
•Bulleit whiskey net sales declined 9%, due to increased promotional competition in the US whiskey category. Bulleit's share of the category and of the spirits industry declined in the first half of fiscal 25.
•Buchanan's net sales declined 41%, as the trademark lapped innovation inventory build on Buchanan’s Pineapple in the prior year. Depletions declined 15%. Buchanan’s scotch variants gained share of the overall scotch category.
•Spirits-based cocktails(2) net sales declined 11%, lapping the successful launches of Ketel One Cocktail Collection variants
Espresso Martini and Cosmopolitan in the prior year, and partially offset by the launch of Crown Royal Black Cherry
Whisky Sour. Ketel One Espresso Martini and Cosmopolitan, as well as Crown Royal Black Cherry Whisky Sour, all gained share of both the cocktail category and overall spirits.
(1)Spirits brands and categories excluding cocktails, which includes ready to drink, ready-to-serve and non-alcoholic variants, except where noted.
(2)Spirits-based cocktails includes ready to serve and ready to drink variants.

	F24 H1	Exchange	Acquisitions and disposals	Organic movement	Other(1)	F25 H1	Reported movement
Key financials: North America	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	4,084	(3)	4	10	—	4,095	—
Marketing	782	2	2	4	—	790	1
Operating profit before exceptional items	1,725	(29)	(9)	(33)	(23)	1,631	(5)
Exceptional operating items(2)	(182)					(14)
Operating profit	1,543					1,617	5
(1)  Fair value remeasurements. For further details see page 16.
(2) For further details on exceptional operating items see pages 16 and F-11-F-13.

Markets:	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
Markets and categories:	%	%	%	%
North America(3)	(3)	(3)	—	—

US Spirits(3)	(4)	(4)	—	—
DBC USA(4)	3	3	5	5
Canada	(3)	(3)	—	(2)

Spirits(3)	(4)	(4)	—	—
Beer	7	7	9	9
Ready to drink	(2)	(2)	(9)	(9)

	Organic volume movement(6)	Organic net sales movement	Reported net sales movement
Key brands(5):
Crown Royal	5	3	3
Don Julio	62	61	61
Casamigos(7)	(22)	(22)	(22)
Smirnoff	(7)	(8)	(8)
Johnnie Walker	(11)	(13)	(12)
Captain Morgan	(11)	(12)	(13)
Guinness	16	17	17
Ketel One(8)	3	2	2
Baileys	(10)	(13)	(13)
Bulleit whiskey(9)	(9)	(9)	(9)
Buchanan's	(39)	(41)	(40)
(3)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 43.
(4)Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(5)Spirits brands excluding cocktails, which includes ready to drink, ready-to-serve and non-alcoholic variants.
(6)Organic equals reported volume movement.
(7)Casamigos trademark includes both tequila and mezcal.
(8)Ketel One includes Ketel One vodka and Ketel One Botanicals.
(9)Bulleit whiskey excludes Bulleit Crafted Cocktails.

North America contributed	North America organic net sales slightly increased
38% of Diageo reported net sales in first half of fiscal 25	0% in first half of fiscal 25

Reported net sales by market (%)

US Spirits
DBC USA
Canada
Other (principally Travel Retail)

Reported net sales by category (%)

Spirits
Beer
Ready to drink
Other

Europe
Continued resilient net sales growth with further momentum in Guinness.
•Diageo Europe delivered organic net sales growth with favourable market share performance across the majority of markets, despite the ongoing spirits market decline and continued geopolitical conflicts.
•Reported net sales grew 3% largely due to a hyperinflation adjustment(1) related to Türkiye, the impact of transferring a portion of the business from Asia Pacific to Europe and organic net sales growth.
•Organic net sales grew 1%, driven by growth in Türkiye, Great Britain, Ireland and Eastern Europe, partially offset by declines in Northern Europe and Southern Europe.
•Price/mix grew 4pps given favourable price/mix in Guinness within Great Britain and Ireland.
•Spirits net sales declined 3%, mainly due to a softness in the overall spirits category. Price inflation growth in raki and double-digit growth in tequila was more than offset by weakness in gin, vodka and rum.
•Beer net sales grew 13%, largely driven by strong growth in Guinness. Double-digit volume growth and low single-digit price/mix in Guinness were driven by successful cultural engagement activation and innovation resulting in share gains in
Great Britain and Ireland. Guinness 0.0 net sales almost doubled.
•Organic operating profit and operating margin was flat and declined 27 bps, respectively, driven by continued cost inflation in Türkiye and marketing investments and staff costs (incentives and wage cost inflation) across the region. This was offset by positive mix mainly driven by Guinness.
•Marketing investment grew 1%. Growth in Guinness was supported through further investment in Great Britain and Ireland, and the initiation of the English Premier League partnership.
Market highlights:
•Great Britain net sales grew 2%, mainly driven by strong Guinness performance, despite the temporary supply constraints in the half. This was partially offset by a 6% spirits decline in net sales due to overall category weakness. Guinness gained category share in both the on-trade and off-trade, supported by successful brand building, the English Premier League partnership and distribution gains on Guinness 0.0, which is now in more than 22,000 outlets (compared with around 13,000 last year).
•Southern Europe net sales declined 6%, due to performance in France which was adversely impacted by the transition to the new distribution model. Malts and luxury brands moved from a joint venture distribution model with Moët Hennessy to
Diageo France in March 2024. The remaining Diageo brands have been distributed by Diageo France since January 2025.
•Northern Europe net sales declined 10%, due to a weak consumer environment in Germany, particularly impacting Johnnie
Walker Red Label. Despite the decline in the overall spirits category, most markets within Northern Europe gained share of spirits, primarily driven by strong performance in rum and liqueur.
•Ireland net sales grew 5%, driven by the continued growth of Guinness. Strong share gain in the on-trade was supported by effective brand building and the roll-out of Guinness 0.0 draught which is now in more than 2,000 on-trade outlets.
Guinness is benefitting from strong consumer take up around the football consumption occasion through the English
Premier League partnership.
•Türkiye net sales grew 20%, primarily driven by pricing adjustments in response to inflation. This, in part, led to a 4%
volume decline, primarily in raki. Tight monetary policies and minimum wages holding flat in a hyperinflationary environment resulted in a consumption slowdown.
•Eastern Europe net sales grew 8%, primarily driven by double-digit growth in Guinness and scotch, despite a challenging consumer environment and the impact of ongoing conflicts in Ukraine.

	F24 H1	Exchange	Reclassification (2)	Acquisitions and disposals	Organic movement	Hyperinflation(1)	F25 H1	Reported movement
Key financials: Europe	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	2,565	(3)	22	(6)	18	36	2,632	3
Marketing	459	16	—	(2)	5	4	482	5
Operating profit before exceptional items	797	(26)	16	(1)	(1)	12	797	—
Exceptional operating items(3)	(11)						(183)
Operating profit	786						614	(22)
(1)  See pages F-14 and 39-42 for details on hyperinflation adjustments.
(2)A portion of Travel Retail Asia and Middle East was transferred to Europe.
(3)  For further details on exceptional items see pages 16 and F-11-F-13.

Markets:	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
Markets and categories:	%	%	%	%
Europe(1)	(3)	(2)	1	3

Great Britain(1)	(1)	(1)	2	5
Southern Europe(1)	(6)	(7)	(6)	(6)
Northern Europe(1)	(9)	(9)	(10)	(10)
Ireland(1)	—	—	5	6
Türkiye(1)	(4)	(5)	20	14
Eastern Europe(1)	7	7	8	11

Spirits(1)	(5)	(4)	(3)	(1)
Beer	10	10	13	15
Ready to drink(1)	4	4	1	3

	Organic volume movement(3)	Organic net sales movement	Reported net sales movement
Key brands(2):	%	%	%
Guinness(3)	13	16	19
Johnnie Walker(3)	(2)	2	2
Baileys	2	1	3
Smirnoff(3)	(6)	(10)	(7)
Captain Morgan(3)	(1)	(6)	(4)
Gordon's	(7)	(13)	(9)
Tanqueray(3)	—	(12)	(8)
JεB	(6)	(2)	(4)
(1)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 43.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement except for Guinness 14%, Johnnie Walker 0%, Smirnoff (5%), Captain Morgan 0% and Tanqueray 1%.

Europe contributed	Europe organic net sales grew
24% of Diageo reported net sales in first half of fiscal 25	1% in first half of fiscal 25

Reported net sales by market (%)

Great Britain
Southern Europe
Northern Europe
Ireland
Eastern Europe
Türkiye
Other (principally Travel Retail)

Reported net sales by category (%)
Spirits
Beer
Ready to drink
Other

Asia Pacific
Spirits gained share in most markets; weaker performance in South East Asia and Greater China, partially offset by strong performance in India.
•Reported net sales declined 4%, due to organic net sales decline, the disposal of Windsor and the impact of reclassifying a portion of the business to Europe.
•Organic net sales declined 3%, due to sales decline in Travel Retail Asia, South East Asia and Greater China, partially offset by growth in India and North Asia.
•Price/mix declined by 5pps, due to consumer downtrading in South East Asia and the cautious consumer environment in
Greater China, partially offset by the positive impact of premiumisation in India.
•Spirits net sales declined 4%, due to weakness in scotch, notably in Johnnie Walker, which was only partially offset  by strong growth in McDowell's and Black & White. Most markets gained share in spirits, particularly in the scotch category.
•Organic operating profit and operating margin declined 6% and 113 bps, respectively, driven by market mix, especially the decline in Travel Retail Asia.
•Marketing investment declined 10%, due to lower investment across the region, with the exception of India where marketing investment increased.
Market highlights:
•India net sales grew 6%, due to strong growth in IMFL (Indian-Made Foreign Liquor), particularly driven by the Prestige and Above segments. Whisky growth was driven by McDowell’s, Signature and Royal Challenge, and scotch growth was driven by Black & White. In addition, business re-commenced in the state of Andhra Pradesh in the second half of
September after a period of almost five years.
•Greater China net sales declined 4%, primarily driven by scotch, and partially offset by a slight increase in Chinese white spirits and strong growth in Guinness. Scotch performance, though impacted by a cautious consumer environment, saw an improvement in whisky category share within international spirits. The performance of Chinese white spirits was impacted by lapping strong double-digit growth due to last year's inventory restocking, with inventory levels now at appropriate levels for the current consumer environment.
•Australia net sales declined 7%, due to declines in Johnnie Walker and the RTD category, partially offset by strong double-
digit growth in Guinness. Guinness momentum was driven by the brand's strong positioning in local culture, which increased demand and on-trade distribution.
•South East Asia net sales declined 11%, due to double-digit decline in Vietnam, reflecting consumer downtrading across the market.
•Travel Retail Asia net sales declined 22%, primarily due to weaker performance of Johnnie Walker. Travel Retail performance was also impacted by the lapping of successful innovation launches (including Johnnie Walker Blue Label
Xordinaire and Don Julio 1942), and a cautious consumer environment which led to ongoing retailer inventory destocking.
•North Asia (Korea and Japan) net sales grew 10%, largely driven by targeted investments in the half, driving Johnnie
Walker and White Horse in Japan.

	F24 H1	Exchange	Reclassification(2)	Acquisitions and disposals	Organic movement	F25 H1	Reported movement
Key financials: Asia Pacific	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	2,206	1	(22)	(20)	(55)	2,110	(4)
Marketing	406	(13)	—	(5)	(40)	348	(14)
Operating profit before exceptional items	689	20	(16)	(7)	(41)	645	(6)
Exceptional operating items(1)	—					(18)
Operating profit	689					627	(9)
(1) For further details on exceptional items see pages 16 and F-11-F-13.
(2) A portion of Travel Retail Asia and Middle East was transferred to Europe.

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
Markets and categories:	%	%	%	%
Asia Pacific(1)	3	2	(3)	(4)

India	3	3	6	5
Greater China	3	3	(4)	(4)
Australia	(7)	(7)	(7)	(6)
South East Asia	2	3	(11)	(10)
Travel Retail Asia(2)	(9)	(26)	(22)	(28)
North Asia(1)	11	5	10	(9)

Spirits(1)	3	2	(4)	(6)
Beer	11	10	25	20
Ready to drink	(3)	(3)	(7)	(6)

	Organic volume movement(3)	Organic net sales movement	Reported net sales movement
Key brands(3):	%	%	%
Johnnie Walker(4)	—	(12)	(13)
Shui Jing Fang(5)	1	—	1
McDowell's	1	5	4
The Singleton	(16)	(17)	(17)
Royal Challenge	6	7	6
Guinness(4)	12	26	21
Black & White(4)	20	19	16
Smirnoff(4)	(1)	(3)	(5)
(1)  Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 43.
(2) A portion of Travel Retail Asia and Middle East was transferred to Europe.
(3)Spirits brands excluding ready to drink and non-alcoholic variants.
(4)  Organic equals reported volume movement except for Johnnie Walker (2%), Smirnoff (3)%, Guinness 10% and Black & White 18%.
(5)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Asia Pacific contributed	Asia Pacific organic net sales declined
19% of Diageo reported net sales in first half of fiscal 25	3% in first half of fiscal 25

Reported net sales by market (%)

India
Greater China
Australia
South East Asia
North Asia
Travel Retail Asia

Reported net sales by category (%)

Spirits
Beer
Ready to drink
Other

Latin America and Caribbean
Return to growth after a challenging fiscal 24, supported by a modestly improved consumer environment.
•Diageo LAC delivered growth following double-digit decline in fiscal 24. Disciplined execution, targeted investment and strong innovation supported improved performance. Inventory levels at the end of the first half of fiscal 25 remain at an appropriate level for the current consumer environment.
•Reported net sales declined 2% driven by unfavourable foreign exchange, partially offset by organic net sales growth.
•Organic net sales grew 5%, driven by growth in Brazil, Andean and Caribbean and Central America (CCA), partially offset by a decline in South LAC.
•Price/mix grew 7pps, due to lapping prior year promotional activity and consumer downtrading. Positive price/mix was also supported by price increases in Brazil.
•Spirits net sales grew 6%, primarily driven by scotch and tequila, particularly Old Parr, Buchanan's and Don Julio.
•Organic operating profit and operating margin increased 11% and 182 bps respectively, driven by price increases in Brazil, positive mix and reduced levels of promotional spend.
•Marketing investment was flat reflecting the early signs of stabilisation in the consumer environment.
Market highlights:
•Brazil net sales grew 12% as the consumer environment continued to stabilise, mainly driven by scotch performance, primarily Johnnie Walker and Old Parr.
•Mexico net sales grew 2% as the consumer environment began to stabilise over the half. Growth was largely driven by Don
Julio, mainly driven by lapping significant promotional activity in the prior year and suppressed volume. This was partially offset by a decline in whisky, mainly Buchanan's.
•CCA net sales grew 5% given favourable scotch and tequila performance.
•Andean (Colombia and Venezuela) net sales increased 11%, mainly due to Buchanan's.
•South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay) net sales declined 10%, driven by the weakening consumer environment adversely impacting consumption.

	F24 H1	Exchange	Acquisitions and disposals	Organic movement	Hyperinflation(1)	Other (2)	F25 H1	Reported movement
Key financials: Latin America and Caribbean	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	1,069	(76)	2	54	1	—	1,050	(2)
Marketing	184	(17)	—	(1)	—	—	166	(10)
Operating profit before exceptional items	316	(44)	—	38	(3)	27	334	6
Exceptional operating items(3)	—						(2)
Operating profit	316						332	5
(1) See pages F-14 and 39-42 for details on hyperinflation adjustments.
(2) Fair value remeasurements. For further details see page 16.
(3) For further details on exceptional items see pages 16 and  F-11-F-13.

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
Markets and categories:	%	%	%	%
Latin America and Caribbean	(2)	(2)	5	(2)

Brazil	(2)	(2)	12	(2)
Mexico	(8)	(8)	2	(10)
CCA	1	1	5	7
Andean	11	11	11	5
South LAC	(7)	(7)	(10)	(8)

Spirits	(2)	(2)	6	(1)
Beer	(19)	(19)	(23)	(24)
Ready to drink	7	7	4	(4)

	Organic volume movement(2)	Organic net sales movement	Reported net sales movement
Key brands(1):	%	%	%
Johnnie Walker	1	3	(2)
Buchanan’s	14	10	4
Don Julio	15	17	7
Old Parr	18	17	10
Smirnoff	(4)	(3)	(13)
Black & White	(18)	(1)	(10)
Baileys	6	11	8
White Horse	(5)	(3)	(18)
(1)Spirits brands excluding ready to drink and non-alcoholic variants.
(2)Organic equals reported volume movement.

Latin America and Caribbean contributed	Latin America and Caribbean organic net sales grew
10% of Diageo reported net sales in first half of fiscal 25	5% in first half of fiscal 25

Reported net sales by market (%)

Brazil
Mexico
CCA
Andean
South LAC
Other (principally Travel Retail)

Reported net sales by category (%)
Spirits
Beer
Ready to drink
Other

Africa
Strong organic net sales growth despite continued macroeconomic challenges.
•Diageo Africa delivered high single-digit growth driven by positive volume growth and price, despite a challenging macroeconomic environment.
•Reported net sales declined 3% due to unfavourable foreign exchange and a reclassification for a route-to-market change, partially offset by strong organic net sales performance.
•Organic net sales grew 9%, with growth across all markets, most notably, double-digit growth in Ghana and Tanzania and high single-digit growth in Kenya and South Africa.
•Price/mix grew 4pps, mainly due to price increases in East Africa, particularly Kenya.
•Spirits net sales grew 5%, driven by strong growth in rum, gin and tequila, partially offset by a decline in scotch.
•Beer net sales grew 11%, with growth in both South, West and Central (SWC) Africa and East Africa. Malta Guinness,
Guinness, Serengeti, and White Cap all delivered double-digit net sales growth.
•Organic operating profit and operating margin grew 17% and 128 bps, respectively, driven by the positive impact of pricing.
•Marketing investment declined by 3% due to marketing efficiencies, partially offset by cost inflation.
Market highlights:
In the first half of fiscal 25, Diageo completed the sale of its majority shareholding in Guinness Nigeria PLC, and on 28 January
2025 Diageo announced its agreement to sell its shareholding in Guinness Ghana Breweries PLC. The Africa region is now managed through two strategic markets, East Africa (unchanged) and SWC Africa which was previously managed as separate markets, being Nigeria, Africa Regional Markets and South Africa.
•East Africa net sales grew 8%, driven by strong growth in beer, rum, and scotch, partially offset by a decline in gin and vodka. Beer performance was driven by double-digit growth in Serengeti and Guinness, in particular the innovation
Serengeti Lemon. Scotch double-digit growth was driven by volume and price increases in Johnnie Walker.
•SWC Africa net sales grew 11%, primarily driven by Guinness and Gordon's, partially offset by weakness in Johnnie
Walker, attributed to increased competitive activity. Guinness's double-digit growth was driven by increased distribution and price increases in Ghana. Gordon's gained share of the gin category across all markets, supported in South Africa by a change in the route-to-market.

	F24 H1	Exchange	Reclassification (1)	Acquisitions and disposals	Organic movement	Hyperinflation(2)	F25 H1	Reported movement
Key financials: Africa	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	975	(55)	(31)	(15)	68	2	944	(3)
Marketing	106	(1)	—	(5)	(3)	—	97	(8)
Operating profit before exceptional items	130	(28)	—	42	23	(1)	166	28
Exceptional operating items(3)	—						—
Operating profit	130		—				166	28
(1)Reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.
(2)  See pages F-14 and 39-42  for details on hyperinflation adjustments.
(3)  For further details on exceptional items see pages 16 and F-11-F-13.

Markets:	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
Markets and categories:	%	%	%	%
Africa(1)	5	(4)	9	(3)

East Africa	1	1	8	17
SWC Africa(2)	11	12	11	1

Spirits(1)	2	(9)	5	(8)
Beer(1)	4	(3)	11	—
Ready to drink(1)	69	33	26	2

	Organic volume movement(3)	Organic net sales movement	Reported net sales movement
Key brands(3):	%	%	%
Guinness(4)	9	19	(8)
Senator	3	5	20
Malta Guinness(4)	1	28	(24)
Johnnie Walker(4)	(19)	(16)	(18)
Tusker	(5)	(4)	7
Serengeti	10	14	6
Smirnoff(4)	(2)	(5)	(10)
(1)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 43.
(2)Reported volume and reported net sales movements do not include the Guinness Nigeria PLC disposal.
(3)Spirits brands excluding ready to drink and non-alcoholic variants.
(4)Organic equals reported volume movement, except for Guinness (4%), Malta Guinness (26%), Johnnie Walker (17%) and Smirnoff (14%).

Africa contributed	Africa organic net sales grew
9% of Diageo reported net sales in first half of fiscal 25	9% in first half of fiscal 25

Reported net sales by market (%)

East Africa
SWC Africa
Other (principally Travel Retail)

Reported net sales by category (%)

Spirits
Beer
Ready to drink
Other

Corporate
Net sales
Corporate net sales principally arise from visitor centres and the global licensing of Diageo brands and trademarks. Corporate net sales were $70 million in the six months ended 31 December 2024, an increase of $7 million compared to the six months ended 31 December 2023. Net sales were favourably impacted by an organic increase of $6 million and $1 million exchange rate movement gain.
Operating profit
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocated to the geographical segments or to the
Supply Chain and Procurement segment. Operating costs were $201 million in the six months ended 31 December 2024, an increase of $54 million compared to the six months ended 31 December 2023. The $54 million increase in costs in the six months ended 31 December 2024 mainly originates from bonus accrual impact, increase in IT costs and Central Share Scheme cost altogether for $28m, further affected by unfavourable transactional exchange rate impact of $26 million.

Category and brand review

Key categories:	Organic volume movement(1) %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits(2)	(1)	(1)	(2)	78
Scotch	(2)	(5)	(7)	24
Tequila	16	21	20	13
Vodka(3)(4)	(6)	(9)	(10)	8
Canadian whisky(5)	3	2	2	6
Rum(4)	(4)	(8)	(8)	5
Liqueurs	(5)	(3)	(2)	5
Gin(4)	—	(5)	(11)	4
IMFL whisky(5)	5	9	7	4
Chinese white spirits(5)	1	—	1	4
US whiskey(5)	(8)	(8)	(8)	2
Beer	6	11	8	16
Ready to drink	13	(1)	(3)	4
(1)Organic equals reported volume movement except for spirits (2)%, vodka (7)%, rum (5)%, gin (3)%, beer 1% and ready to drink 9%.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Vodka includes Ketel One Botanicals.
(4)Vodka, rum and gin include IMFL variants.
(5)See pages 21-23 for details of Canadian whisky, US whiskey and pages 26-27 for details of IMFL whisky and Chinese white spirits.

■	Scotch	■	Vodka	■	US whiskey	■	Canadian whisky	■	Rum	■	IMFL whisky
■	Liqueurs	■	Gin	■	Tequila	■	Beer	■	Ready to drink	■	Other

Key brands(1):	Organic volume movement(2) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	(3)	(6)	(7)
Guinness	11	17	13
Don Julio	49	50	49
Crown Royal	5	3	2
Smirnoff	(5)	(7)	(8)
Baileys	—	(3)	(2)
Casamigos(3)	(20)	(21)	(21)
Captain Morgan	(4)	(8)	(8)
Shui Jing Fang(4)	1	—	1
Scotch malts	(14)	(20)	(19)
McDowell's	1	5	4
Buchanan’s	(7)	(13)	(16)
Gordon's	4	—	(15)
Tanqueray	(3)	(9)	(9)
Ketel One(5)	2	—	—
Bulleit whiskey(6)	(8)	(8)	(8)
Cîroc vodka	(28)	(32)	(32)
Old Parr	21	19	12
Yenì Raki	(18)	20	22
Black & White	(5)	7	2
JεB	(7)	(2)	(4)
Bundaberg	(2)	(10)	(9)
(1)Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2)Organic equals reported volume movement, except for Guinness 7%, Smirnoff (6)%, Gordon's (1)% and Black & White (4)% .
(3)Casamigos trademark includes both tequila and mezcal.
(4)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(5)Ketel One includes Ketel One vodka and Ketel One Botanicals.
(6)Bulleit whiskey excludes Bulleit Crafted Cocktails.

LIQUIDITY AND CAPITAL RESOURCES
1. Sources and uses of liquidity
The primary source of the group’s liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions, and, together with the group’s current strong cash position, are expected to continue to fund future operating and capital needs. The group also issues short-term commercial paper and long-term debt instruments regularly in order to finance its day-to-day operations and any other cash outflow requirements.
The table below sets forth the group’s available undrawn committed bank facilities as at 31 December 2024.

31 December 2024
$ million
Expiring within one year	750
Expiring between one and two years	1,040
Expiring after two years	1,710
3,500
The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.
There are no financial covenants on the group’s material short- and long-term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.
The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times
(defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest charges). They are also subject to pari passu ranking and negative pledge covenants.
Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short- and long-term borrowings throughout the year presented.
Management believe that it has sufficient funding for its working capital requirements.
2. Analysis of cash flows
The table below sets forth the group’s cash flows as at 31 December 2024.

31 December 2024
$ million
Net cash inflow from operating activities	2,325
Net cash outflow from investing activities	(632)
Net cash outflow from financing activities	(1,099)
Net increase in net cash and cash equivalents	594
Exchange differences	(68)
Reclassification to assets held for sale	4
Net cash and cash equivalents at beginning of period	1,109
Net cash and cash equivalents at end of the period	1,639
Net cash inflow from operating activities was $2,325 million, an increase of $179 million compared to the first half of fiscal 24, primarily driven by strong working capital management and was partially offset by the decline in operating profit and increased interest payments.

Net cash outflow from investing activities was $632 million, a decrease of $88 million compared to the first half of fiscal 24, mainly driven by an increased cash inflow from sale of business ($98 million), an increased capital investment ($50 million), and a decrease in loans and other investments ($66 million).
Net cash outflow from financing activities was $1,099 million, a decrease of $568 million compared to the first half of fiscal 24.
This change was largely driven by an increase of $390 million net inflow in relation to bond issuances and repayments.
The operating, investing and financing activities described above resulted in an increase in net cash and cash equivalents of
$530 million, from $1,109 million at 30 June 2024 to $1,639 million at 31 December 2024.
3. Analysis of borrowings
The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.
The group’s gross borrowings and net borrowings are measured at amortised cost with the exception of borrowings designated in fair value hedge relationships, interest rate hedging instruments and foreign currency swaps and forwards. For borrowings designated in fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value.
The table below sets forth the group’s gross borrowings and net borrowings as at 31 December 2024.

	31 December 2024	30 June 2024
	$ million	$ million
Overdrafts	(17)	(21)
Other borrowings due within one year	(2,479)	(2,864)
Borrowings due within one year	(2,496)	(2,885)
Borrowings due between one and three years	(4,854)	(4,873)
Borrowings due between three and five years	(3,858)	(4,222)
Borrowings due after five years	(10,512)	(9,521)
Fair value of foreign currency forwards and swaps	309	334
Fair value of interest rate hedging instruments	(298)	(376)
Lease liabilities	(623)	(604)
Gross borrowings	(22,332)	(22,147)
Offset by:
Cash and cash equivalents	1,656	1,130
Net borrowings	(20,676)	(21,017)
The table below sets forth the percentage of the group’s gross borrowings and cash and cash equivalents by currency as at 31
December 2024.

	Total $ million	US dollar %	Sterling %	Euro %	Indian rupee %	Chinese yuan %	Other %
Gross borrowings	(22,332)	44%	22%	24%	—%	4%	6%
Cash and cash equivalents	1,656	32%	2%	2%	12%	20%	32%
Based on average monthly net borrowings and net interest charge, the effective interest rate for the six months ended 31
December 2024 was 4.2%. For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.
In the six months ended 31 December 2024, the group issued bonds of €1,900 million ($2,106 million - net of discount and fee)
consisting of €700 million ($780 million - net of discount and fee) 3.125% fixed rate notes due 2031, €700 million ($776 million - net of discount and fee) 3.375% fixed rate notes due 2035, €500 million ($550 million - net of discount and fee) 3.75%
fixed rate notes due 2044 and repaid bonds of $600 million and €500 million ($558 million). In the six months ended 31
December 2023, the group issued bonds of $1,700 million ($1,690 million - net of discount and fee) consisting of $800 million
5.375% fixed rate notes due 2026 and $900 million 5.625% fixed rate notes due 2033 and repaid bonds of $500 million and
€600 million ($632 million).
In the six months ended 31 December 2024, the net movements in other borrowings principally arose from the $479 million repayment of commercial papers and $49 million repayment of lease liabilities. In the six months ended 31 December 2023, the net movements in other borrowings principally arose from the decrease in commercial paper, collateral and bank loan balances, cash outflows of foreign currency swaps and forwards, and repayment of lease liabilities.
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure.
Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post-employment benefit liabilities) to adjusted EBITDA leverage of 2.5 - 3.0 times, this range for
Diageo being currently broadly consistent with an A-band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 - 3.0 times.
The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 31 December
2024, the adjusted net borrowings of $21,109 million to adjusted EBITDA ratio was 3.1 times. For this calculation, net borrowings are adjusted by post-employment benefit liabilities before tax of $433 million whilst adjusted EBITDA of $6,796 million comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.
The group’s funding, liquidity and exposure to foreign currency, interest rate risks, financial credit risk and commodity price risk are conducted within a framework of board approved policies and guidelines. The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains some insurable risk where external insurance is not considered to be an economic means of mitigating this risk. Loan, trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are established as deemed appropriate for the customer.
The following bonds were issued and repaid:

	31 December 2024	31 December 2023
	$ million	$ million
Issued
€ denominated	2,106	—
$ denominated	—	1,690
Repaid
€ denominated	(558)	(632)
$ denominated	(600)	(500)
	948	558
4. Capital repayments
Authorisation was given by shareholders on 26 September 2024 to purchase a maximum of 222,316,603 ordinary shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or 15 months from the passing of this resolution, if earlier.

DEFINITIONS AND RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES
Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes that these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.
It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.
Volume
Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.
Organic movements
Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.
Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ‘Six months ended 31 December 2023 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.
(a) Exchange rates
Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.
(b) Acquisitions and disposals
For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.
Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting, and are excluded from the organic movement calculations. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.
Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.
Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.
Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation.
Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.
(d) Fair value remeasurement
Fair value remeasurements in the organic movement calculation reflect an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.
Adjustment in respect of hyperinflation
The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.
Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.
In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

Organic movement calculations for the six months ended 31 December 2024 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)
Six months ended 31 December 2023 reported	26.3	28.3	40.2	12.8	17.0	—	124.6
Reclassification(1)	—	0.2	(0.2)	—	—	—	—
Disposals(2)	—	(0.2)	(0.1)	—	(3.0)	—	(3.3)
Six months ended 31 December 2023 adjusted	26.3	28.3	39.9	12.8	14.0	—	121.3
Organic movement	(0.9)	(0.8)	1.0	(0.3)	0.7	—	(0.3)
Acquisitions and disposals(2)	—	0.1	0.1	—	1.6	—	1.8
Six months ended 31 December 2024 reported	25.4	27.6	41.0	12.5	16.3	—	122.8
Organic movement %	(3)	(3)	3	(2)	5	—	—

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Sales
Six months ended 31 December 2023 reported	4,411	4,349	3,564	1,442	1,352	63	15,181
Exchange	—	(209)	(7)	2	(48)	—	(262)
Reclassification(1)	—	22	(22)	—	—	—	—
Disposals(2)	(1)	(19)	(30)	(1)	(139)	—	(190)
Hyperinflation	—	(73)	—	(4)	(3)	—	(80)
Six months ended 31 December 2023 adjusted	4,410	4,070	3,505	1,439	1,162	63	14,649
Organic movement	(9)	91	(25)	37	107	6	207
Acquisitions and disposals(2)	5	9	4	3	121	—	142
Exchange	(3)	173	(4)	(112)	16	1	71
Hyperinflation	—	97	—	4	6	—	107
Six months ended 31 December 2024 reported	4,403	4,440	3,480	1,371	1,412	70	15,176
Organic movement %	—	2	(1)	3	9	10	1

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Net sales
Six months ended 31 December 2023 reported	4,084	2,565	2,206	1,069	975	63	10,962
Exchange	—	(81)	(5)	4	(47)	—	(129)
Reclassification(1)	—	22	(22)	—	(31)	—	(31)
Disposals(2)	(1)	(12)	(24)	(1)	(132)	—	(170)
Hyperinflation	—	(30)	—	(2)	(3)	—	(35)
Six months ended 31 December 2023 adjusted	4,083	2,464	2,155	1,070	762	63	10,597
Organic movement	10	18	(55)	54	68	6	101
Acquisitions and disposals(2)	5	6	4	3	117	—	135
Exchange	(3)	78	6	(80)	(8)	1	(6)
Hyperinflation	—	66	—	3	5	—	74
Six months ended 31 December 2024 reported	4,095	2,632	2,110	1,050	944	70	10,901
Organic movement %	—	1	(3)	5	9	10	1

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Marketing
Six months ended 31 December 2023 reported	782	459	406	184	106	15	1,952
Exchange	3	6	(13)	(4)	(3)	(1)	(12)
Disposals(2)	—	(2)	(5)	—	(10)	—	(17)
Hyperinflation	—	(4)	—	—	—	—	(4)
Six months ended 31 December 2023 adjusted	785	459	388	180	93	14	1,919
Organic movement	4	5	(40)	(1)	(3)	(2)	(37)
Acquisitions and disposals(2)	2	—	—	—	5	—	7
Exchange	(1)	10	—	(13)	2	1	(1)
Hyperinflation	—	8	—	—	—	—	8
Six months ended 31 December 2024 reported	790	482	348	166	97	13	1,896
Organic movement %	1	1	(10)	(1)	(3)	(14)	(2)

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Operating profit before exceptional items
Six months ended 31 December 2023 reported	1,725	797	689	316	130	(147)	3,510
Exchange(3)	(106)	(61)	13	—	(7)	(6)	(167)
Reclassification(1)	—	16	(16)	—	—	—	—
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	(23)	—	—	—	—	—	(23)
Fair value remeasurement of biological assets	—	—	—	27	—	—	27
Acquisitions and disposals(2)	—	(4)	(8)	(1)	8	—	(5)
Hyperinflation	—	22	—	6	8	—	36
Six months ended 31 December 2023 adjusted	1,596	770	678	348	139	(153)	3,378
Organic movement	(33)	(1)	(41)	38	23	(28)	(42)
Acquisitions and disposals(2)	(9)	3	1	1	34	—	30
Exchange(3)	77	35	7	(44)	(21)	(20)	34
Hyperinflation	—	(10)	—	(9)	(9)	—	(28)
Six months ended 31 December 2024 reported	1,631	797	645	334	166	(201)	3,372
Organic movement %	(2)	—	(6)	11	17	(18)	(1)
Organic operating margin % (4)
Six months ended 31 December 2024	38.2	31.0	30.3	34.3	19.5	n/a	31.2
Six months ended 31 December 2023	39.1	31.3	31.5	32.5	18.2	n/a	31.9
Organic operating margin movement (bps)	(90)	(27)	(113)	182	128	n/a	(69)
(1)A portion of Travel Retail Asia was reclassified to Europe. $31 million reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.
(2)Acquisitions and disposals that had an effect on organic volume, sales, net sales, marketing and operating profit growth in the six months ended 31
December 2024, are detailed on page 43.
(3)The impact of movements in exchange rates on reported figures for operating profit was principally due to the weakening of the Mexican peso, the
Nigerian naira and the Turkish lira, partially offset by the strengthening of the Kenyan shilling against the US dollar.
(4)Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.
(i)For the reconciliation of sales to net sales, see page 15.
(ii)Percentages and margin movements are calculated on rounded figures.

In the six months ended 31 December 2024, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (2) on the previous page:

	Volume	Sales	Net sales	Marketing	Operating profit
	EU million	$ million	$ million	$ million	$ million
Six months ended 31 December 2023
Disposals
Guinness Nigeria PLC	(3.0)	(139)	(132)	(10)	8
Pampero brand	(0.2)	(20)	(13)	(2)	(5)
Windsor business	(0.1)	(30)	(24)	(5)	(8)
Safari brand	—	(1)	(1)	—	—
	(3.3)	(190)	(170)	(17)	(5)

Acquisitions and disposals	(3.3)	(190)	(170)	(17)	(5)

Six months ended 31 December 2024
Acquisitions
Ritual Beverage Company LLC	—	5	5	2	(9)
	—	5	5	2	(9)
Disposals
Guinness Nigeria PLC	1.6	121	117	5	34
Pampero brand	0.1	11	8	—	4
Windsor business	0.1	4	4	—	1
Safari brand	—	1	1	—	—
	1.8	137	130	5	39

Acquisitions and disposals	1.8	142	135	7	30

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the six months ended 31 December 2024 and 31 December 2023 are set out in the table below:

	2024	2023
	$ million	$ million
Profit attributable to equity shareholders of the parent company	1,935	2,210
Exceptional operating and non-operating items	271	253
Exceptional tax items and tax in respect of exceptional operating and non-operating items	(32)	(42)
Exceptional items attributable to non-controlling interests	(4)	2
Profit attributable to equity shareholders of the parent company before exceptional items	2,170	2,423

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,221	2,242
Dilutive potential ordinary shares	7	5
Diluted shares in issue excluding own shares	2,228	2,247
	cents	cents
Basic earnings per share before exceptional items	97.7	108.1
Diluted earnings per share before exceptional items	97.4	107.8
Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses and loans to associates and other investments that do not meet the definition of cash and cash equivalents.
The group’s management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
In the year ended 30 June 2024, the definition of free cash flow was amended to exclude the adjustment for cash paid or received in respect of loans and other investments. The group believes the redefined free cash flow definition is a more appropriate measure of the ongoing cash generation of the group. The presentation of free cash flow for the six months ended
31 December 2023 has been aligned to free cash flow for the six months ended 31 December 2024.

Free cash flow reconciliations for the six months ended 31 December 2024 and 31 December 2023 are set out in the table below:

	2024	2023
	$ million	$ million
Net cash inflow from operating activities	2,325	2,146
Disposal of property, plant and equipment and computer software	3	7
Purchase of property, plant and equipment and computer software	(632)	(582)
Free cash flow	1,696	1,571
Adjusted net borrowings to adjusted EBITDA
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings (net borrowings plus post-
employment benefit liabilities before tax) to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the six months ended 31 December 2024 and 31
December 2023 are set out in the table below:

	2024	2023
	$ million	$ million
Borrowings due within one year	2,496	2,004
Borrowings due after one year	19,224	19,476
Fair value of foreign currency derivatives and interest rate hedging instruments	(11)	(40)
Lease liabilities	623	572
Less: Cash and cash equivalents	(1,656)	(1,529)
Net borrowings	20,676	20,483
Post-employment benefit liabilities before tax	433	471
Adjusted net borrowings	21,109	20,954

Profit for the year	3,899	3,980
Taxation	1,256	1,134
Net finance charges	896	798
Depreciation, amortisation and impairment (excluding exceptional accelerated depreciation and impairment)	713	648
Exceptional accelerated depreciation and impairment	(242)	728
EBITDA(1)	6,522	7,288
Exceptional operating items (excluding accelerated depreciation and impairment)	210	192
Non-operating items	64	(285)
Adjusted EBITDA(1)	6,796	7,195
Adjusted net borrowings to adjusted EBITDA	3.1	2.9
(1) EBITDA and adjusted EBITDA are calculated based on the last 12 months.
1) EBITDA and adjusted EBITDA are calculated based on the last 12 month

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s operations before tax on exceptional items.
The tax rates from operations before exceptional and after exceptional items for the six months ended 31 December 2024 and
31 December 2023 are set out in the table below:

	2024	2023
	$ million	$ million
Taxation on profit (a)	699	737
Tax in respect of exceptional items	32	42
Tax before exceptional items (b)	731	779

Profit before taxation (c)	2,774	3,079
Non-operating items	54	60
Exceptional operating items	217	193
Profit before taxation and exceptional items (d)	3,045	3,332

Tax rate after exceptional items (a/c)	25.2%	23.9%
Tax rate before exceptional items (b/d)	24.0%	23.4%
Other definitions
Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.
Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.
Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/
markets or as price changes are implemented.
Shipments comprise the volume of products sold to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.
References to emerging markets include Poland, Eastern Europe, Türkiye, Latin America and Caribbean, Africa and Asia
Pacific (excluding Australia, Korea and Japan).
References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.
References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Guinness 0.0 and Malta
Guinness. The results of Hop House 13 Lager are included in the Guinness figures.
There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market.
Diageo bases price tier definitions on a methodology that uses external metrics (including market pricing data from Nielsen, IRI etc., as well as the IWSR segmentation) for benchmarking and internal pricing metrics for a consistent segmentation.

References to the disposal of the USL Popular brands include non-exhaustively the Haywards, Old Tavern, White Mischief,
Honey Bee, Green Label and Romanov brands.
References to the group include Diageo plc and its consolidated subsidiaries.

INDEX TO THE UNAUDITED CONDENSED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 AND 31 DECEMBER 2023
The unaudited condensed consolidated financial information was approved by the Board of Directors on 3 February 2025.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2024	Six months ended 31 December 2023
	Notes	$ million	$ million
Sales	2	15,176	15,181
Excise duties		(4,275)	(4,219)
Net sales	2	10,901	10,962
Cost of sales		(4,163)	(4,241)
Gross profit		6,738	6,721
Marketing		(1,896)	(1,952)
Other operating items		(1,687)	(1,452)
Operating profit	2	3,155	3,317
Non-operating items	3	(54)	(60)
Finance income	4	220	287
Finance charges	4	(662)	(718)
Share of after tax results of associates and joint ventures		115	253
Profit before taxation		2,774	3,079
Taxation	5	(699)	(737)
Profit for the period		2,075	2,342
Attributable to:
Equity shareholders of the parent company		1,935	2,210
Non-controlling interests		140	132
		2,075	2,342
		million	million
Weighted average number of shares
Shares in issue excluding own shares		2,221	2,242
Dilutive potential ordinary shares		7	5
		2,228	2,247
		cents	cents
Basic earnings per share		87.1	98.6
Diluted earnings per share		86.9	98.4

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 31 December 2024	Six months ended 31 December 2023
	$ million	$ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post-employment benefit plans
Group	(184)	(138)
Associates and joint ventures	4	(2)
Non-controlling interests	—	(1)
Tax on post-employment benefit plans	52	32
	(128)	(109)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group	(694)	(18)
Associates and joint ventures	(85)	106
Non-controlling interests	(15)	(8)
Net investment hedges	232	(295)
Exchange loss recycled to the income statement
On disposal of foreign operations	175	26
Tax on exchange differences – group	17	36
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group	(16)	39
Transaction exposure hedging of the group	(86)	90
Hedges by associates and joint ventures	(11)	1
Commodity price risk hedging of the group	1	(11)
Recycled to income statement – hedge of foreign currency debt of the group	83	52
Recycled to income statement – transaction exposure hedging of the group	(18)	(125)
Recycled to income statement – commodity price risk hedging of the group	11	20
Cost of hedging	20	(48)
Recycled to income statement – cost of hedging	(11)	(12)
Tax on effective portion of changes in fair value of cash flow hedges	9	(29)
Hyperinflation adjustments	181	290
Tax on hyperinflation adjustments	(49)	(98)
	(256)	16
Other comprehensive loss net of tax, for the period	(384)	(93)
Profit for the period	2,075	2,342
Total comprehensive income for the period	1,691	2,249

Attributable to:
Equity shareholders of the parent company	1,565	2,126
Non-controlling interests	126	123
Total comprehensive income for the period	1,691	2,249

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2024		30 June 2024		31 December 2023
	Notes	$ million	$ million	$ million	$ million	$ million	$ million
Non-current assets
Intangible assets		14,764		14,814		14,496
Property, plant and equipment		8,533		8,509		8,212
Biological assets		173		199		194
Investments in associates and joint ventures		5,076		5,032		5,229
Other investments		102		94		96
Other receivables		37		38		32
Other financial assets		392		373		430
Deferred tax assets		131		143		171
Post-employment benefit assets		974		1,146		1,118
			30,182		30,348		29,978
Current assets
Inventories	6	9,699		9,720		9,840
Trade and other receivables		4,532		3,487		4,580
Assets held for sale	13	302		130		—
Corporate tax receivables	5	235		304		274
Other financial assets		340		355		564
Cash and cash equivalents	7	1,656		1,130		1,529
			16,764		15,126		16,787
Total assets			46,946		45,474		46,765
Current liabilities
Borrowings and bank overdrafts	7	(2,496)		(2,885)		(2,004)
Other financial liabilities		(470)		(348)		(371)
Share buyback liability		—		—		(497)
Trade and other payables		(7,094)		(6,354)		(7,292)
Liabilities held for sale	13	(81)		(48)		—
Corporate tax payables	5	(191)		(136)		(253)
Provisions		(139)		(97)		(213)
			(10,471)		(9,868)		(10,630)
Non-current liabilities
Borrowings	7	(19,224)		(18,616)		(19,476)
Other financial liabilities		(873)		(940)		(865)
Other payables		(285)		(304)		(447)
Provisions		(318)		(300)		(313)
Deferred tax liabilities		(2,937)		(2,947)		(2,839)
Post-employment benefit liabilities		(433)		(429)		(471)
			(24,070)		(23,536)		(24,411)
Total liabilities			(34,541)		(33,404)		(35,041)
Net assets			12,405		12,070		11,724

Equity
Share capital		887		887		893
Share premium		1,703		1,703		1,703
Other reserves		(464)		(91)		502
Retained earnings		8,158		7,533		6,693
Equity attributable to equity shareholders of the parent company			10,284		10,032		9,791
Non-controlling interests			2,121		2,038		1,933
Total equity			12,405		12,070		11,724

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent company shareholders $ million
	Share capital $ million	Share premium $ million	Other reserves $ million	Own shares $ million	Other retained earnings $ million	Total $ million		Non- controlling interests $ million	Total equity $ million
At 30 June 2023	898	1,703	665	(2,286)	8,876	6,590	9,856	1,853	11,709
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana	—	—	—	—	41	41	41	10	51
Adjusted opening balance	898	1,703	665	(2,286)	8,917	6,631	9,897	1,863	11,760
Profit for the period	—	—	—	—	2,210	2,210	2,210	132	2,342
Other comprehensive (loss)/income	—	—	(168)	—	84	84	(84)	(9)	(93)
Total comprehensive (loss)/income for the period	—	—	(168)	—	2,294	2,294	2,126	123	2,249
Employee share schemes	—	—	—	30	4	34	34	—	34
Share-based incentive plans	—	—	—	—	24	24	24	—	24
Share-based incentive plans in respect of associates	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	(7)	(7)	(7)	—	(7)
Unclaimed dividend	—	—	—	—	1	1	1	—	1
Change in fair value of put option	—	—	—	—	40	40	40	—	40
Share buyback programme	(5)	—	5	—	(977)	(977)	(977)	—	(977)
Dividend declared for the period	—	—	—	—	(1,349)	(1,349)	(1,349)	(53)	(1,402)
At 31 December 2023	893	1,703	502	(2,256)	8,949	6,693	9,791	1,933	11,724

At 30 June 2024	887	1,703	(91)	(2,250)	9,783	7,533	10,032	2,038	12,070
Profit for the period	—	—	—	—	1,935	1,935	1,935	140	2,075
Other comprehensive (loss)/income	—	—	(373)	—	3	3	(370)	(14)	(384)
Total comprehensive (loss)/income for the period	—	—	(373)	—	1,938	1,938	1,565	126	1,691
Employee share schemes	—	—	—	19	3	22	22	—	22
Share-based incentive plans	—	—	—	—	33	33	33	—	33
Share-based incentive plans in respect of associates	—	—	—	—	2	2	2	—	2
Share-based payments and purchase of own shares in respect of subsidiaries	—	—	—	—	(3)	(3)	(3)	(2)	(5)
Change in non-controlling interests from disposal of business	—	—	—	—	—	—	—	11	11
Change in fair value of put option	—	—	—	—	11	11	11	—	11
Tax on share buyback	—	—	—	—	21	21	21	—	21
Dividend declared for the period	—	—	—	—	(1,399)	(1,399)	(1,399)	(52)	(1,451)
At 31 December 2024	887	1,703	(464)	(2,231)	10,389	8,158	10,284	2,121	12,405

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 31 December 2024		Six months ended 31 December 2023
	$ million	$ million	$ million	$ million
Cash flows from operating activities
Profit for the period	2,075		2,342
Taxation	699		737
Share of after tax results of associates and joint ventures	(115)		(253)
Net finance charges	442		431
Non-operating items	54		60
Operating profit		3,155		3,317
Increase in inventories	(175)		(82)
Increase in trade and other receivables	(1,181)		(1,106)
Increase in trade and other payables and provisions	942		469
Net increase in working capital		(414)		(719)
Depreciation, amortisation and impairment	389		411
Dividends received	5		5
Post-employment payments less amounts included in operating profit	5		(24)
Other items	75		59
		474		451
Cash generated from operations		3,215		3,049
Interest received	112		91
Interest paid	(496)		(443)
Taxation paid	(506)		(551)
		(890)		(903)
Net cash inflow from operating activities		2,325		2,146
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	3		7
Purchase of property, plant and equipment and computer software	(632)		(582)
Movements in loans and other investments	(43)		(109)
Sale of businesses and brands	116		18
Acquisition of subsidiaries	(29)		(3)
Investments in associates and joint ventures	(47)		(51)
Net cash outflow from investing activities		(632)		(720)
Cash flows from financing activities
Share buyback programme	—		(480)
Net sale of own shares for share schemes	3		5
Purchase of treasury shares in respect of subsidiaries	(4)		—
Dividends paid to non-controlling interests	(74)		(71)
Proceeds from bonds	2,106		1,690
Repayment of bonds	(1,158)		(1,132)
Cash inflow from other borrowings	77		470
Cash outflow from other borrowings	(650)		(801)
Equity dividends paid	(1,399)		(1,348)
Net cash outflow from financing activities		(1,099)		(1,667)
Net increase/(decrease) in net cash and cash equivalents		594		(241)
Exchange differences		(68)		(45)
Movement of cash and cash equivalents in assets held for sale		4		—
Net cash and cash equivalents at beginning of the period		1,109		1,768
Net cash and cash equivalents at end of the period		1,639		1,482

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,656		1,529
Bank overdrafts		(17)		(47)
		1,639		1,482

NOTES
1. Basis of preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with UK adopted
International Accounting Standard 34, ‘Interim Financial Reporting’, IAS 34 ‘Interim Financial Reporting’ as issued by the
International Accounting Standards Board (‘IASB’) and The Disclosure Guidance and Transparency Rules sourcebook of the
UK’s Financial Conduct Authority. These financial statements should be read in conjunction with the company’s published consolidated financial statements for the year ended 30 June 2024, which were prepared in accordance with IFRS® Accounting
Standards adopted by the UK and IFRS Accounting Standards issued by IASB, including interpretations issued by the IFRS
Interpretations Committee. IFRS Accounting Standards as adopted by the UK differs in certain respects from IFRS Accounting
Standards as issued by the IASB, but the differences have no impact on the group’s consolidated financial statements for the periods presented. The condensed consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise.
In preparing these condensed consolidated interim financial statements, the significant judgements made by management when applying the group’s accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2024, with the exception of changes in estimates disclosed in note 3 Exceptional items and note 14 Contingent liabilities and legal proceedings. These condensed consolidated interim financial statements were approved for issue on 3 February 2025.
The financial statements for Diageo plc for the year ending 30 June 2025 will be prepared in accordance with IFRS Accounting
Standards as adopted by the UK and IFRS Accounting Standards as issued by the IASB, including interpretations issued by the
IFRS Interpretations Committee.
Going concern
Management prepared 18 month cash flow forecasts which reflect severe but plausible downside scenarios taking into consideration the group's principal risks. After consideration of the principal risks, they were consistent with the severe but plausible scenarios from those used at last year end. Even under these scenarios, the group’s liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of marketing spend and investment in maturing stock, as well as a temporary suspension or reduction in its dividend to shareholders in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's condensed consolidated interim financial statements.
Exchange rates
Weighted average exchange rates used in the translation of income statements were sterling – $1 = £0.78 (2023 – $1 = £0.80)
and euro – $1 = €0.92 (2023 – $1 = €0.92). Exchange rates used to translate assets and liabilities at the balance sheet date were sterling – $1 = £0.80 (31 December 2023 – $1 = £0.79; 30 June 2024 – $1 = £0.79) and euro – $1 = €0.96 (31 December 2023 –
$1 = €0.90; 30 June 2024 – $1 = €0.93). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

New accounting standards and interpretations
The following amendments to the Accounting Standards, issued by the IASB and endorsed by the UK, were adopted by the group from 1 July 2024 with no material impact on the group’s consolidated results, financial position or disclosures:
–Amendments to IAS 1 – Classification of Liabilities and Non-current Liabilities with Covenants
–Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback
–Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements.
The following amendments issued by the IASB have been endorsed by the UK and have not yet been adopted by the group, which are not expected to have material impact on the group's consolidated results or financial position:
–Amendments to IAS 21 – Lack of exchangeability (effective from the year ending 30 June 2026).
There are a number of other standards, amendments and clarifications to IFRS Accounting Standards effective in future years which are not expected to significantly impact the group’s consolidated results or financial position.
2. Segmental information
The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).
The Executive Committee considers the business principally from a geographical perspective based on the location of third-
party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes production sites in the United Kingdom, Ireland, Mexico, Italy, and Guatemala, and comprises the global procurement function.
The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to SC&P.
Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.
For planning and management reporting purposes, Diageo uses budgeted exchange rates that are set at the prior year's weighted average exchange rate. In order to ensure a consistent basis on which performance is measured through the year, prior period results are also restated to the budgeted exchange rate. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below.
The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective year.
In addition, for management reporting purposes, Diageo presents the result of acquisitions and disposals completed in the current and prior year separately from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Six months ended 31 December 2024	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	4,403	4,440	3,480	1,371	1,412	2,032	(2,032)	15,106	70	15,176
Net sales
At budgeted exchange rates(1)	4,088	2,455	2,095	1,117	828	2,167	(2,121)	10,629	69	10,698
Acquisitions and disposals	5	6	4	3	117	—	—	135	—	135
SC&P allocation	5	27	5	7	2	(46)	—	—	—	—
Retranslation to actual exchange rates	(3)	78	6	(80)	(8)	(89)	89	(7)	1	(6)
Hyperinflation	—	66	—	3	5	—	—	74	—	74
Net sales	4,095	2,632	2,110	1,050	944	2,032	(2,032)	10,831	70	10,901
Operating profit/(loss)
At budgeted exchange rates(1)	1,547	762	639	385	162	22	—	3,517	(181)	3,336
Acquisitions and disposals	(9)	3	1	1	34	—	—	30	—	30
SC&P allocation	16	7	(2)	1	—	(22)	—	—	—	—
Retranslation to actual exchange rates	77	35	7	(44)	(21)	—	—	54	(20)	34
Hyperinflation	—	(10)	—	(9)	(9)	—	—	(28)	—	(28)
Operating profit/(loss) before exceptional items	1,631	797	645	334	166	—	—	3,573	(201)	3,372
Exceptional operating items(2)	(14)	(183)	(18)	(2)	—	—	—	(217)	—	(217)
Operating profit/(loss)	1,617	614	627	332	166	—	—	3,356	(201)	3,155
Non-operating items										(54)
Net finance charges										(442)
Share of after tax results of associates and joint ventures										115
Profit before taxation										2,774

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Six months ended 31 December 2023	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	4,411	4,349	3,564	1,442	1,352	1,842	(1,842)	15,118	63	15,181
Net sales
At budgeted exchange rates(1)	4,077	2,356	2,226	1,004	1,115	1,797	(1,742)	10,833	61	10,894
Acquisitions and disposals	2	25	24	—	65	—	—	116	—	116
SC&P allocation	7	34	6	6	2	(55)	—	—	—	—
Retranslation to actual exchange rates	(2)	11	(50)	59	(211)	100	(100)	(193)	2	(191)
Hyperinflation	—	139	—	—	4	—	—	143	—	143
Net sales	4,084	2,565	2,206	1,069	975	1,842	(1,842)	10,899	63	10,962
Operating profit/(loss)
At budgeted exchange rates(1)	1,672	784	729	337	245	(14)	—	3,753	(144)	3,609
Acquisitions and disposals	(12)	(6)	7	—	15	—	—	4	—	4
SC&P allocation	(7)	(4)	(1)	(2)	—	14	—	—	—	—
Fair value remeasurements	23	—	—	(24)	—	—	—	(1)	—	(1)
Retranslation to actual exchange rates	49	25	(46)	5	(120)	—	—	(87)	(3)	(90)
Hyperinflation	—	(2)	—	—	(10)	—	—	(12)	—	(12)
Operating profit/(loss) before exceptional items	1,725	797	689	316	130	—	—	3,657	(147)	3,510
Exceptional operating items(2)	(182)	(11)	—	—	—	—	—	(193)	—	(193)
Operating profit/(loss)	1,543	786	689	316	130	—	—	3,464	(147)	3,317
Non-operating items										(60)
Net finance charges										(431)
Share of after tax results of associates and joint ventures										253
Profit before taxation										3,079
(1)These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(2)For definition and details of exceptional items, see pages F-11-F-13.
(i)The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the geographical segments, inter-segment sales are not material.
(ii)Approximately 38% of calendar year net sales occurred in the last four months of 2024.
(b) Category and geographical analysis

	Category analysis					Geographical analysis
	Spirits $ million	Beer $ million	Ready to drink $ million	Other $ million	Total $ million	United States $ million	India $ million	Great Britain $ million	Rest of world $ million	Total $ million
Six months ended 31 December 2024
Sales(1)	12,318	2,234	493	131	15,176	4,171	1,744	1,622	7,639	15,176
Six months ended 31 December 2023
Sales(1)	12,409	2,063	496	213	15,181	4,158	1,687	1,571	7,765	15,181
(1)The geographical analysis of sales is based on the location of third-party sales.

3. Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting, and are excluded from the organic movement calculations. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.
Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.
Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.
Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation.
Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

	Six months ended 31 December 2024	Six months ended 31 December 2023
	$ million	$ million
Exceptional operating items
Distribution model change in France (1)	(145)	—
Supply chain agility programme (2)	(72)	(31)
Brand impairment (3)	—	(54)
Various dispute and litigation matters (4)	—	(108)
	(217)	(193)
Non-operating items
Sale of businesses and brands
Guinness Nigeria PLC (5)	(114)	—
Pampero brand (6)	53	—
Safari brand (7)	15	—
Guinness Cameroun S.A. (8)	(8)	(11)
Windsor business (9)	—	(53)
USL Popular brands (10)	—	4
	(54)	(60)

Exceptional items before taxation	(271)	(253)

Items included in taxation
Tax on exceptional operating items	44	43
Tax on exceptional non-operating items	(12)	(1)
	32	42

Total exceptional items	(239)	(211)

Attributable to:
Equity shareholders of the parent company	(235)	(213)
Non-controlling interests	(4)	2
Total exceptional items	(239)	(211)
(1) On 23 July 2024, Diageo announced the completion of the transformation of its distribution model in France as the company agreed with LVMH to exit from their joint operation and to terminate the existing distribution agreements for Diageo brands. In the period ended 31 December 2024, an exceptional operating charge of $145 million has been accounted for in respect of the transformation.
(2) In the six months ended 31 December 2024, an exceptional charge of $72 million was accounted for in respect of the supply chain agility programme (2023 – $31 million). With this five-year spanning programme launched in July 2022, Diageo expects to strengthen its supply chain, improve its resilience and agility, drive efficiencies, deliver additional productivity savings and make its supply operations more sustainable.
The exceptional charge for the six months ended 31 December 2024 was primarily in respect of employee termination in
Europe and India and accelerated depreciation in North America and Australia, being additional depreciation of assets in the period directly attributable to the programme. Restructuring cash expenditure was $13 million in the six months ended 31
December 2024 (2023 – $11 million).
(3) In the six months ended 31 December 2023, an impairment charge of $54 million in respect of certain brands in the US ready to drink portfolio was recognised in exceptional operating items. The brand impairment reduced the deferred tax liability by $13 million resulting in a net exceptional loss of $41 million.

(4) In the six months ended 31 December 2023, $108 million was recorded as an exceptional operating item in respect of various dispute and litigation matters in North America and Europe, including certain costs and expenses associated therewith.
(5) On 30 September 2024, Diageo completed the sale of its shareholding in Guinness Nigeria PLC to Tolaram. The transaction resulted in a loss of $114 million, including cumulative translation losses in the amount of $175 million recycled to the income statement in the six months ended 31 December 2024.
(6) In the six months ended 31 December 2024, an exceptional gain of $53 million has been accounted in relation to the disposal of the Pampero brand to Gruppo Montenegro.
(7) In the six months ended 31 December 2024, an exceptional gain of $15 million has been recorded in relation to the disposal of the Safari brand to Casa Redondo.
(8) On 26 May 2023, Diageo completed the sale of its wholly owned subsidiary, Guinness Cameroun S.A., its brewery in
Cameroon, to Castel Group. In the six months ended 31 December 2024, $8 million (2023 – $11 million) charges directly attributable to the disposal have been accounted for.
(9) On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree Investment & Management Co., Ltd. for a total consideration of KRW 206 billion ($152 million). The transaction resulted in a loss of $53 million in the six months ended 31 December 2023, which was recognised as a non-
operating item attributable to the sale, including cumulative translation losses of $26 million recycled to the income statement.
(10) On 30 September 2022, Diageo completed the sale of the Popular brands of its USL business. $4 million of the purchase price, that was subject to administrative actions within 12 months and considered uncertain at the time of the transaction, was paid to Diageo in the six months ended 31 December 2023 and recognised as exceptional gain.
4. Finance income and charges

	Six months ended 31 December 2024	Six months ended 31 December 2023
	$ million	$ million
Interest income	90	106
Fair value gain on financial instruments	78	110
Total interest income	168	216
Interest charge on bonds, commercial paper, bank loans and overdrafts	(369)	(324)
Interest charge on finance leases	(14)	(10)
Other interest charges	(160)	(223)
Fair value loss on financial instruments	(78)	(113)
Total interest charges	(621)	(670)
Net interest charges	(453)	(454)

Net finance income in respect of post-employment plans in surplus	21	28
Monetary gain on hyperinflation in various economies (1)	21	32
Interest income in respect of direct and indirect tax	4	3
Change in financial liability (Level 3)	6	8
Total other finance income	52	71
Net finance charge in respect of post-employment plans in deficit	(4)	(10)
Interest charge in respect of direct and indirect tax	(22)	(17)
Unwinding of discounts	(8)	(11)
Other finance charges	(7)	(10)
Total other finance charges	(41)	(48)
Net other finance income	11	23

(1) Hyperinflationary adjustments
The group applied hyperinflationary accounting for its operations in Türkiye, Ghana and Venezuela.
The group applies hyperinflationary accounting for its operations in Ghana starting from 1 July 2023. Hyperinflationary accounting needs to be applied as if Ghana had always been a hyperinflationary economy, hence, as per Diageo’s accounting policy choice, the differences between equity at 30 June 2023 as reported and the equity after the restatement of the non-
monetary items to the measuring unit current at 30 June 2023 were recognised in retained earnings.
The group’s consolidated financial statements include the results and financial position of its operations in hyperinflationary economies restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts presented in the consolidated financial statements are not restated. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented in other comprehensive income.
The movement in the publicly available official price index for the six months ended 31 December 2024 was 16% (2023 –
38%) in Türkiye and 10% (2023 – 9%) in Ghana. The inflation rate used by the group in the case of Venezuela is provided by an independent valuer because no reliable, officially published rate is available. Movement in the price index for the six months ended 31 December 2024 was 36% (2023 – 54%) in Venezuela.
During the year ended 30 June 2024, developments in Venezuela led management to change its estimate for the exchange rate of VES/$ to be the official exchange rate published by Bloomberg. Figures for the six months ended 31 December 2023 and 31
December 2024 show the results of the Venezuelan operation consolidated at the official closing exchange rate of the period.
5. Taxation
For the six months ended 31 December 2024, the tax charge of $699 million (2023 – $737 million) comprises a UK tax charge of $100 million (2023 – $116 million) and a foreign tax charge of $599 million (2023 – $621 million).
For the six months ended 31 December 2024, income tax expense was recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period in line with the relevant accounting standard.
The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant international accounting standard, taking into account best estimates and management’s judgements concerning the ultimate outcome of the tax audits. For the six months ended 31 December 2024, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of $235 million (30 June 2024 – $304 million) and tax liability of $191 million (30 June 2024 – $136 million) include $199 million (30 June 2024 – $209 million) of provisions for tax uncertainties.
In December 2021, the OECD released a framework for Pillar Two Model Rules which introduced a global minimum corporate tax rate of 15%, applicable to multinational enterprise groups with global revenue over €750 million. The legislation implementing the rules in the United Kingdom applies to Diageo from the financial year ending 30 June 2025. Diageo is continuously reviewing the amendments to the legislation and also monitoring the status of implementation of the model rules outside of the United Kingdom. While we expect additional tax liabilities to be incurred in some jurisdictions in which the group operates, the estimated impact on the group’s effective tax rate is immaterial.
Diageo has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules.
The tax rate before exceptional items for the six months ended 31 December 2024 was 24.0% compared with 23.4% for the six months ended 31 December 2023.

6. Inventories

	31 December 2024	30 June 2024	31 December 2023
	$ million	$ million	$ million
Raw materials and consumables	622	639	730
Work in progress	132	118	156
Maturing inventories	7,799	7,832	7,697
Finished goods and goods for resale	1,146	1,131	1,257
	9,699	9,720	9,840
7. Net borrowings

	31 December 2024	30 June 2024	31 December 2023
	$ million	$ million	$ million
Borrowings due within one year and bank overdrafts	(2,496)	(2,885)	(2,004)
Borrowings due after one year	(19,224)	(18,616)	(19,476)
Fair value of foreign currency forwards and swaps	309	334	406
Fair value of interest rate hedging instruments	(298)	(376)	(366)
Lease liabilities	(623)	(604)	(572)
	(22,332)	(22,147)	(22,012)
Cash and cash equivalents	1,656	1,130	1,529
	(20,676)	(21,017)	(20,483)
8. Reconciliation of movement in net borrowings

	Six months ended 31 December 2024	Six months ended 31 December 2023
	$ million	$ million
Net increase/(decrease) in cash and cash equivalents before exchange	594	(241)
Net increase in bonds and other borrowings	(375)	(227)
Net decrease/(increase) in net borrowings from cash flows	219	(468)
Exchange differences on net borrowings	111	(399)
Other non-cash items(1)	11	(34)
Net borrowings at beginning of the period	(21,017)	(19,582)
Net borrowings at end of the period	(20,676)	(20,483)
(1)In the six months ended 31 December 2024, other non-cash items were principally in respect of fair value gains of cross currency interest rate hedging instruments offsetting leases entered into during the period and fair value losses on borrowings. In the six months ended 31 December 2023, other non-cash items were principally in respect of additional leases entered into during the period partially offset by fair value movements of interest rate hedging instruments.
In the six months ended 31 December 2024, the group issued bonds of €1,900 million ($2,106 million - net of discount and fee)
consisting of €700 million ($780 million - net of discount and fee) 3.125% fixed rate notes due 2031, €700 million
($776 million - net of discount and fee) 3.375% fixed rate notes due 2035, €500 million ($550 million - net of discount and fee)
3.75% fixed rate notes due 2044 and repaid bonds of $600 million and €500 million ($558 million). In the six months ended 31
December 2023, the group issued bonds of $1,700 million ($1,690 million - net of discount and fee) consisting of $800 million
5.375% fixed rate notes due 2026 and $900 million 5.625% fixed rate notes due 2033, and repaid bonds of $500 million and
€600 million ($632 million).
All bonds and commercial paper issued by Diageo plc's wholly owned subsidiaries are fully and unconditionally guaranteed by
Diageo plc.

9. Financial instruments
Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.
The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the least observable input.
Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala
(ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo.
The liability is fair valued using the discounted cash flow method and as at 31 December 2024, an amount of $180 million (30
June 2024 – $198 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 31 December 2024, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the current financial year considering forecast future performance. The put option is sensitive to reasonably possible changes in assumptions.
Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to $263 million (30 June 2024 - $273 million), which are expected to be paid over the next six years. Contingent considerations linked to certain volume targets at 31 December 2024 were $148 million (30 June 2024 – $153 million), mainly in respect of the acquisition of Aviation American Gin and 21Seeds. Contingent considerations linked to certain financial performance targets at 31 December 2024 were $91 million (30 June 2024 – $92 million), mainly in respect of the acquisition of Don Papa Rum. Contingent considerations are fair valued based on a discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or 20%
decrease in volume would increase or decrease the fair value of contingent considerations linked to certain volume targets by approximately $25 million and $70 million, respectively, and a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately
$30 million.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the six months ended 31 December 2024.
The group’s financial assets and liabilities measured at fair value are categorised as follows:

	31 December 2024	30 June 2024	31 December 2023
	$ million	$ million	$ million
Derivative assets	469	497	703
Derivative liabilities	(540)	(486)	(440)
Valuation techniques based on observable market input (Level 2)	(71)	11	263
Financial assets - other	337	333	281
Financial liabilities - other	(419)	(443)	(599)
Valuation techniques based on unobservable market input (Level 3)	(82)	(110)	(318)
In the six months ended 31 December 2024 and 31 December 2023, the increase in financial assets - other of $4 million (2023 –
the increase in financial asset - other of $32 million) is principally in respect of acquisitions. The balance of financial assets -
other is primarily made up of individually immaterial convertible loans and share options in associates.

The movements in level 3 liability instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	Six months ended 31 December 2024	Six months ended 31 December 2024	Six months ended 31 December 2023	Six months ended 31 December 2023
	$ million	$ million	$ million	$ million
At the beginning of the period	(198)	(245)	(274)	(391)
Net gains/(losses) included in the income statement	6	(2)	8	15
Net gains included in exchange in other comprehensive income	—	3	—	—
Net gains included in retained earnings	11	—	40	—
Settlement of liabilities	1	5	2	1
At the end of the period	(180)	(239)	(224)	(375)
The carrying amount of the group’s financial assets and liabilities is generally the same as their fair value apart from borrowings. At 31 December 2024, the fair value of gross borrowings (excluding lease liabilities and the fair value of derivative instruments) was $21,050 million and the carrying value was $21,720 million (30 June 2024 – $20,663 million and $21,501 million, respectively).
10. Dividends and other reserves

	Six months ended 31 December 2024	Six months ended 31 December 2023
Amounts recognised as distributions to equity shareholders	$ million	$ million
Final dividend for the year ended 30 June 2024 of 62.98 cents per share (2023 - 59.98 cents)	1,399	1,349
An interim dividend of 40.50 cents per share (2023 – 40.50 cents) was approved by the Board of Directors on 3 February 2025.
As the approval was after the balance sheet date, it was not included as a liability.
Other reserves deficit of $464 million at 31 December 2024 (2023 – $502 million surplus) include a capital redemption reserve of $4,082 million (2023 – $4,076 million), a hedging reserve surplus of $121 million (2023 – $270 million surplus) and an exchange reserve deficit of $4,667 million (2023 – $3,844 million deficit). Out of the total hedging reserve, a surplus of
$9 million (2023 – $60 million deficit) represents the cost of hedging arising from cross currency interest rate swaps in net investment hedges.

11. Acquisition of businesses
Fair value of assets and liabilities acquired and cash consideration paid in respect of acquisition of subsidiaries in the six months ended 31 December 2024 were as follows:

Acquisitions
$ million
Brands	43
Inventories	3
Other working capital	2
Cash	2
Fair value of assets and liabilities	50
Goodwill arising on acquisition	21
Step acquisition	(26)
Consideration payable	45
Satisfied by:
Cash consideration paid	(25)
Deferred consideration payable	(20)
(45)
Cash consideration paid in respect of the acquisition of businesses in the six months ended 31 December 2024 were as follows:

Consideration
$ million
Acquisitions in the period - subsidiaries
Cash consideration paid	(25)
Cash acquired	2
Prior year acquisitions - subsidiaries
Other consideration	(6)
Investment in associates
Capital injections(1)	(47)
Net cash outflow on acquisition of businesses	(76)
(1) Additional investments in a number of Distill Ventures associates.
On 24 September 2024, Diageo acquired the part of the entire issued share capital of Ritual Beverage Company LLC (owner of
Ritual Zero Proof non-alcoholic spirits brand), that it did not already own. The fair values of assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2025.

12. Sale of businesses and brands
Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the six months ended 31
December 2024 were as follows:

	Guinness Nigeria PLC $ million	Other $ million	Total $ million
Sale consideration
Cash received	64	62	126
Transaction and other directly attributable costs paid	(9)	(1)	(10)
Net cash received	55	61	116
Transaction costs payable and other directly attributable items	(8)	1	(7)
	47	62	109
Net assets disposed of
Assets and liabilities held for sale	25	—	25
Inventories	—	(2)	(2)
	25	(2)	23
Less non-controlling interest	(11)	—	(11)
Exchange recycled from other comprehensive income	(175)	—	(175)
(Loss)/gain on disposal before taxation	(114)	60	(54)
Taxation	(1)	(11)	(12)
(Loss)/gain on disposal after taxation	(115)	49	(66)
On 30 September 2024, Diageo completed the sale of its shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group. The aggregate consideration for the disposal was $64 million, the disposed net liabilities of $25 million mainly included trade and other payables and property, plant and equipment. The transaction resulted in a non-operating exceptional loss before tax of $114 million, including cumulative translation losses in the amount of $175 million recycled to the income statement.
On 15 October 2024, Diageo sold the Pampero brand and related inventory to Gruppo Montenegro, a leading Italian company in the premium spirits and food sectors, for a consideration of $57 million which resulted in a non-operating exceptional gain before tax of $53 million.
On 19 September 2024, Diageo sold the Safari brand to Casa Redondo, a Portuguese beverage-alcohol company for a consideration of $16 million which resulted in a non-operating exceptional gain before tax of $15 million.
On 26 May 2023, Diageo completed the sale of Guinness Cameroun S.A., its brewery in Cameroon, to Castel Group. In the six months ended 31 December 2024, $8 million of charges have been accounted for mainly in respect of warranty claims in relation to the disposal.

13. Assets and liabilities held for sale

	31 December 2024	30 June 2024
	$ million	$ million
Intangible assets	86	—
Property, plant and equipment	137	52
Deferred tax assets	—	18
Inventories	26	20
Trade and other receivables	20	10
Corporate tax receivables	3	—
Cash	30	30
Assets held for sale	302	130
Trade and other payables	(61)	(44)
Corporate tax payables	—	(1)
Provisions	—	(3)
Deferred tax liabilities	(20)	—
Liabilities held for sale	(81)	(48)
Total	221	82
On 23 January 2025, Diageo announced the sale of the Cacique brand to Bardinet S.A. Consequently, the Cacique brand was classified as asset held for sale at 31 December 2024.
On 28 January 2025, Diageo announced the agreement to sell Guinness Ghana Breweries PLC, its brewery in Ghana to Castel
Group for approximately $81 million. On completion, Castel Group will take majority control of Guinness Ghana, which produces and distributes Guinness in Ghana under a license and royalty agreement. The sale was considered to be highly probable on 31 December 2024 and it is expected to be completed by 31 December 2025, subject to regulatory approval. The impacted assets and liabilities were classified as held for sale on 31 December 2024. On 31 December 2024, cumulative translation losses and hyperinflationary adjustments recognised in reserves were a loss of $66 million, which will be recycled to the income statement at the completion of the transaction.
Assets and liabilities held for sale at 30 June 2024 included Guinness Nigeria PLC. On 11 June 2024, Diageo announced the agreement to sell its 58.02% shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group. On 30
September 2024, Diageo announced the completion of the sale, accordingly the assets and liabilities attributable to the business were derecognised from held for sale.
14. Contingent liabilities and legal proceedings
(a) Guarantees and related matters
As of 31 December 2024, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.
(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited
(UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from
UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 31 December 2024, Diageo has a 55.88%
investment in USL (excluding 2.38% owned by the USL Benefit Trust).
Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share
Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal.
However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave

Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.
Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.
In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by
UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the
Supreme Court of India.
Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for
Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL’s articles of association to nominate USL’s CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL’s subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL’s directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.
There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.
(c) Continuing matters relating to Dr Vijay Mallya and affiliates
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chair of USL and from his positions in USL’s subsidiaries.
Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million to Dr Mallya over a five-year period of which $40 million was paid on the signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million a year over five years (2017-2021). All payments were subject to and conditional on Dr
Mallya’s compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).
On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and
Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021.
In addition, Diageo has also demanded that Dr Mallya repay the $40 million paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.
On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of
Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental
Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.
Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL’s liability to repay
DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by
Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL’s remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr
Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) was scheduled to be heard in April 2024, but the court has relisted the hearing for February 2025. In light of the uncertainty posed by the ongoing bankruptcy appeals, the trial of Diageo’s claim, which was scheduled to take place in March
2025, has been deferred further based on the relisting of the bankruptcy appeals.
At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.
Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parties identified pursuant to the Additional Inquiry.
Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.
(d) Other matters in relation to USL
In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original
USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders
(representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction.
Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any
USL shares under the Original USL Transaction and that therefore SEBI's decision was not consistent with applicable law, and
Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law. Diageo appealed against this order before SAT and, after a hearing in March 2023, SAT allowed Diageo’s appeal on 26 July 2023. Accordingly, SEBI’s order dated 26 June 2019 stands quashed at present. While SEBI has filed an appeal against SAT’s order before the Supreme Court of India, the next date for a substantive hearing is yet to be fixed. There can be no certainty as to the outcome or the timeframe within which such appeal will be concluded.
(e) USL’s dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan taken through IDBI Bank
Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31
March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High
Court of Karnataka (the High Court) challenging the bank’s actions.
Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million ($6 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.
On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court’s writ jurisdiction. USL filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million ($6 million) remains recoverable from IDBI.
(f) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where it operates to ensure that the group manages its arrangements on a sustainable basis.
The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as part of tax assessments) may result in losses to the group. Where the potential tax exposures are known to us and may lead to a possible material outflow, the group assesses the disclosure of such matters as contingent liabilities, taking into account both assessed and unassessed amounts (if any), their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.
Diageo has a large number of ongoing tax cases in Brazil and India, for which contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately $788 million for Brazil and up to approximately $94 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude.
Based on its current assessment, Diageo believes that no provision is required in respect of these issues.
Payments were made under protest in India in respect of the periods 1 April 2006 to 31 August 2024 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 31 December 2024 is $116 million (corporate tax payments of $105 million and indirect tax payments of $11 million).
(g) Other
The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

15. Related party transactions
The group’s significant related parties are its associates, joint ventures, key management personnel and post-employment benefit plans.
There were no transactions with these related parties during the six months ended 31 December 2024 on terms other than those that prevail in arm’s length transactions.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc
(Registrant)

/s/ Nik Jhangiani
Name: Nik Jhangiani
Title: Chief Financial Officer

4 February 2025